Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Vita Imaging Inc.
90 Great Oaks Blvd, Suite 206
San Jose, CA 95119
www.vita-imaging.com

Up to $3,811,048.50 in Common Stock at $5.70
Minimum Target Amount: $15,002.40

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Vita Imaging Inc.
Address: 90 Great Oaks Blvd, Suite 206, San Jose, CA 95119
State of Incorporation: DE
Date Incorporated: March 14, 2019

Terms:

Equity

Offering Minimum: $15,002.40 | 2,632 shares of Common Stock
Offering Maximum: $3,811,048.50 | 668,605 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $5.70
Minimum Investment Amount (per investor): $570.00

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

<p align="center">Investment Incentives and Bonuses*</p>

Loyalty Bonus: As you are a previous investor, friend, or family member of Vita Imaging Inc., you are eligible for an additional 50% bonus shares.

Time-Based Perks:

Early Bronze: Invest $2,000+ within the first 2 weeks | 15% bonus shares

Early Silver: Invest $5,000+ within the first 2 weeks | 20% bonus shares

Early Gold: Invest $10,000+ within the first 2 weeks | 25% bonus shares

Mid-Campaign Perks (Flash Perks):

Flash Perk 1: Invest $2,000+ between day 35 - 40 and receive 10% bonus shares

Flash Perk 2: Invest $2,000+ between day 60 - 65 and receive 10% bonus shares

Amount-Based Perks:

Bronze: Invest $5,000+ and receive 5% bonus shares

Silver: Invest $10,000+ and receive 10% bonus shares

Gold: Invest $25,000+ and receive 15% bonus shares

Platinum: Invest $50,000+ and receive 20% bonus shares

Diamond: Invest $100,000+ and receive 25% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Vita Imaging Inc. will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.70 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $570.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the Company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed. Eligible investors will also receive the Venture Club Bonus 10%, and the Loyalty Bonus 50% in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

In 2019, Vita Imaging, Inc. ("Vita" or the "Company") purchased the assets of a Canadian company and then partnered with the University of British Columbia (UBC) and Vancouver's British Columbia Cancer Agency Research Centre (BCCA) to design, patent, market, and distribute cancer diagnostic medical devices for the skin and internal organs utilizing cutting-edge, platform Raman spectral technology. With this collaboration, Vita is leveraging twenty years of research by well-respected UBC & BCCA Scientists and Clinicians in the development and patenting of this pioneering platform technology. This cross-industry synergy is part of a growing ecosystem for accelerating commercialization by combining UBC & BCCA's innovative research history with Vita's engineering expertise and access to Silicon Valley cutting-edge technologies.

As its lead product, the Company plans to launch "Aura," a skin cancer diagnostic device, since it is the most advanced and market-ready.

A comprehensive analysis of a 1,000-lesion study utilizing the Aura technology was accepted for publication by Cancer Research, a peer-reviewed journal of the American Association of Cancer Research and the most widely cited cancer journal in the world. This should provide additional support for marketing purposes as well as potentially help support the U.S. regulatory program.

The technology upon which the Aura is based is fully extensible to early detection systems for other types of cancer, including lung, gastrointestinal, colorectal, and cervical cancers utilizing a fiber optic probe that is inserted into the biopsy channel of an endoscope. Several pilot studies have been completed with the results published in peer-reviewed journals.

Intellectual Property

We have licensed exclusive worldwide rights to several patents from UBC and BCCA:

1. In Vivo Raman endoscopic probe and methods of use (USA; Issued)

2. Multimodal detection of tissue abnormalities based on Raman and background fluorescence spectroscopy (USA; Issued)

3. Integrated spectral probe for Raman, reflectance and fluorescence spectral measurements (USA, China; Issued)

4. Optical standard for calibration of spectral measuring systems (USA, China; Issued)

5. Method and Apparatus for Optical Measurements under Ambient Light Conditions (USA; Issued)

6. Image-Guided Micro-Raman Spectroscopy (USA; Issued)

7. Apparatus and methods relating to high-speed Raman Spectroscopy (USA; Issued)

8. Endoscopic Raman Spectroscopy Device (USA; Issued)

Pursuant to the terms of the licensing agreement the Company is required to pay the licensors the greater of 2.5% of revenue per year or $25,000 per year, whichever amount is greater. Additionally, the licensor shall receive certain milestone payments in the event of certain liquidation events.

Prior to Vita Imaging acquiring the license to the platform Raman spectral imaging technology from the BC Cancer Agency, an unrelated Canadian company, Verisante Technology, Inc., expended considerable effort in the development of the Aura. Vita Imaging purchased the cancer detection business assets from Verisante in 2019 and additionally licensed the underlying technology from the BC Cancer Agency.

Business Model

Vita intends to sell the device and then earn recurring revenue from the sale of disposable tips and maintenance contracts. The patented disposable tips are necessary to confirm the calibration of the device prior to scanning a patient as well as the prevention of cross-contamination. The industry standard for maintenance contracts is 10% of the initial sales price per year.

Vita plans to partner with Physician Key Opinion Leaders (KOLs) and distributors with strong sales and marketing capabilities in order to build strategic partnerships with Physicians, Payers, Clinics, Hospitals, and Medical Spas to establish market leadership and credibility within the healthcare community.

Two Medicare administrative contractors covering Florida, as well as certain central and mid-Atlantic states, recently included the NeviSense CPT code in their fee schedules. Management believes that this breakthrough in obtaining Medicare coverage for a spectral skin cancer diagnostic device demonstrates that, subject to FDA market clearance, obtaining a CPT code and Medicare coverage for the Aura is highly probable because the Aura has superior sensitivity and specificity compared to NeviSense and works on both melanoma and non-melanoma skin cancers.

Business Partnerships & Relationships

Vita's Manufacturing Partner is Britelab, an experienced manufacturer with the infrastructure to meet Regulatory requirements and support commercialization efforts globally. Vita also has access to BCCA's robust pipeline for additional products related to our platform technology for cancer detection for skin and internal organs (lungs, GI, stomach, pancreas, etc.) where the base platform remains the same, but the probes are of different sizes and lengths based on the target organ. We believe this gives Vita the advantage of rapid, lower development costs expanding from skin cancer detection to internal organ cancers.

Competitors and Industry

Competitors

To our knowledge, AURA would be the only Raman-spectroscopy-based skin cancer diagnostic device in the market. Our leading competitors are NeviSense owned by SciBase, a Swedish company, and DermaSensor which is based in Florida. DermaSensor has only recently received FDA clearance and is at the product launch stage. NeviSense is currently the market leader with their device in use in over 400 clinics in Europe and the USA.

Unlike NeviSense, which is melanoma-focused, AURA is able to detect both Melanoma and non-Melanoma skin cancers (NMSCs) which comprise 90% of skin cancers. AURA also has a higher sensitivity, specificity and real-time/speed to results over its competitors. With NeviSense, prior to measurement, the lesion must be moistened for 30 seconds. No such preparation is required for an Aura measurement. After moistening the lesion, a NeviSense measurement takes 8 seconds. The Aura measurement is 25 times faster than NeviSense, has greater accuracy, and is intended for both melanoma and non-melanoma skin cancers.

Published clinical study results concluded that DermaSensor had an overall sensitivity of 95.5% and specificity of 20.7%[1]. The Aura, by comparison, had an overall sensitivity of 99% and specificity of 44.5%[2]. DermaSensor requires five scans of the same lesion to produce a result versus a single 1.5-second scan for the Aura. The Aura is easy to use and requires relatively little end-user training.

Because it can detect both Melanoma and NMSCs with a high degree of accuracy, we believe AURA has a broader application for Dermatologists and Physicians who are not experts in skin cancer detection than competitors that only detect melanomas. Subject to FDA market clearance, AURA would be the only skin cancer detection device in the market for both Dermatologists and PCPs.

Device: Aura[2]
Sensitivity: 99%
Specificity: 44.5%
Melanoma: Yes
NMSC: Yes

Device: DermaSensor[1]
Sensitivity: 95.5%
Specificity: 20.7%
Melanoma: Yes
NMSC: Yes

Device: NeviSense[3]
Sensitivity: 96.6%
Specificity: 34.4%
Melanoma: Yes
NMSC: No

1. Merry SP, Chatha K, Croghan I, Nguyen VL, McCormick B, Leffel D. Clinical Performance of Novel Elastic Scattering Spectroscopy {ESS} in Detection of Skin Cancer: A Blinded, Prospective, Multi-Center Clinical Trial. J Clin Aesthet Dermatol 2023 April: 16{4 Suppl): sl6.

2. Zhao J, Zeng H, Kalia S, Lui H. Incorporating patient demographics into Raman spectroscopy algorithm improves in vivo skin cancer diagnostic specificity. Translational Biophotonics. 2019 Dec;1{1-2}:e201900016.

3. Malvehy J, Hauschild A, Curiel-Lewandrowski C, Mohr P, Hofmann-Wellenhof R, Motley R, Berking C, Grossman D, Paoli J, Loquai C, Olah J, Reinhold U, Wenger H, Dirschka T, Davis S, Henderson C, Rabinovitz H, Welzel J, Schadendorf D, Birgersson U. Clinical performance of the Nevisense system in cutaneous melanoma detection: an international, multicentre, prospective and blinded clinical trial on efficacy and safety. Br J Dermatol. 2014 Nov;171(5):1099-107. doi: 10.1111/bjd.13121. Epub 2014 Oct 19. PMID: 24841846; PMCID: PMC4257502.

Industry

According to the American Academy of Dermatology, skin cancer is the most common form of cancer in the US and worldwide with 1 in 5 Americans developing skin cancer in their lifetime[1]. In the United States, 5 million people are treated annually for skin cancer with treatment costs of $8.1 billion ($4.8 billion for nonmelanoma skin cancers and $3.3 billion for malignant melanoma)[2]. When detected early, the five-year survival rate for melanoma is 94% hence the urgent need for physician support tools like Aura.

The incidence of non-melanoma skin cancer (NMSC) including basal and squamous cell cancer, as well as melanoma skin cancers (MSC) has risen over the past decades. Skin cancer is a worldwide epidemic with significant health, economic and societal burdens. According to the World Cancer Research Fund, in 2018, there were over 132,000 new diagnoses for Melanoma[3].

1. American Academy of Dermatology https://www.aad.org/media/stats-skin-cancer

2. American Academy of Dermatology https://www.aad.org/media/stats-skin-cancer

3. https://www.who.int/news/item/22-07-2002-heiping-people-reduce-their-risks-of-skin-caneer-and-cataract

Current Stage and Roadmap

Current Stage

Vita filed its application for FDA approval of AURA in October 2022 for Dermatologist use only. In April 2024 the FDA completed its review and requested additional clinical Studies in the US to demonstrate AURA's application to the broader US population which is its target customer. At this time, Vita also amended its application to include Primary Care Physicians (PCPs) as potential users, thus greatly expanding its market potential. There are approximately twenty-seven times more PCPs than Dermatologists in the US.

We are encouraged by the FDA's feedback, and they commented that we have made significant progress in our application process with some work still ahead, and that they want us to succeed in our next review. Formal meetings with the FDA are held every other month in addition to our continuous communications whenever needed.

Based on the FDA's positive feedback regarding the significant progress we have made so far, we are anticipating market clearance for the use of AURA by Dermatologists in the first half of 2025. We anticipate securing FDA approval for the use of AURA by PCPs in the second half of 2025. Subject to FDA market clearance, AURA would be the only skin cancer detection device in the market for both Dermatologists and PCPs.

Future Roadmap

Vita's top priority for the near future is to obtain FDA marketing clearance for our AURA skin cancer detection system. The Company is focused on complying with all the requirements set out by the FDA as quickly as possible, including a US clinical study. Once we have completed all of the requirements to the FDA's satisfaction, we can begin marketing the Aura device while at the same time apply for a CPT code and Medicare coverage.

We are also currently working towards obtaining a CE Mark for the Aura which is required for sales in the European Union. We expect that milestone to be reached sometime in early 2025 and then we will begin EU marketing and seeking medical insurance reimbursement.

In the longer term, assuming we receive regulatory approval in the United States, Vita will focus on optimizing growth, achieving profitability, and market penetration for AURA while also growing the Company by developing the CORE endoscopic cancer detection system for the early detection of internal organ cancers. Pilot studies with encouraging results have already been conducted for colon, lung and oral cancers using the same system that the Aura is based on, except with an endoscopic probe and a different algorithm. We plan to seek industry and clinical study partnerships that should expedite our entry into the market for lung and colon cancer detection. Ultimately, we believe that the CORE could have a very meaningful impact on human health given the high mortality rates for lung and colon cancers.

The Team

Officers and Directors

Name: Thinh Tran

Thinh Tran's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO & Chairman
  Dates of Service: February, 2019 - Present
  Responsibilities: Overall management of all aspects of the Company. Overall management of all aspects of the Company. Mr. Tran was the Founder, CEO, & Chairman of V-Silicon, a leader in the Smart TV market delivering best in class picture and audio quality. He was previously the Founder, Chairman, & CEO of Sigma Designs since its inception in 1982 which he built from a humble start-up into a two billion dollar publicly traded NASDAQ company making him one of the longest serving CEOs in the NASDAQ. Thinh also has extensive experience raising capital, exceeding M&A transactions, and providing guidance to many start-ups. Prior to Sigma Designs, Mr. Tran was employed by Amdahl Corporation and Trilogy Systems Corporation. Thinh holds a B.S.E.E. from the University of Wisconsin & M.S.E.E. from Stanford University.

Name: Maria Victoria Reade

Maria Victoria Reade's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: COO
  Dates of Service: April, 2018 - Present
  Responsibilities: In collaboration with the CEO, developed Investor Pitch Deck, Business Plan and Investor Presentations. The COO is responsible for AURA's FDA application for market clearance. Ms. Reade has 25+ years of executive leadership and consulting experience including: Executive Director, MCO Operations & MSO at Scripps Clinic & Green Hospital La Jolla; VP, Medical Management at HMO Pacificare, Healthcare/IT Consultant at Deloitte, TMI, Pharma & Medtech. Previously, she was the Founder and CEO of Ion Therapeutics, a medical device & biologics company where she successfully secured FDA device approval; served as CEO & Chief Administrative Officer (CAO) of College Medical Center (157 bed hospital); Site Director, Quest Clinical Research conducting Pivotal Studies; and Research Leader of UCSD & Schepens Institute/Harvard teams. Ms. Reade holds an MBA from Pace University and a Bachelor of Science Nursing (BSN) from the University of Tennessee Center for Health Sciences. She is an Advisor for Business and Academic Accelerator Programs (California Life Sciences Institute & Hult Global Business Challenge).

Name: Dzung Kim Tran Wright

Dzung Kim Tran Wright's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CFO
  Dates of Service: September, 2022 - Present
  Responsibilities: Responsible for overseeing the corporate accounting team for a publicly traded pharmaceutical company. Ms. Wright is the Chief Financial Officer of Vita Imaging, Inc. She has over 30 years of experience in the financial industry, holding senior financial positions at multiple publicly traded and startup companies over a wide range of industries such as medical, telecommunications, device technology, digital arts, mobile devices, and internet technology. Before joining Vita Imaging, Dzung was Sr. Accounting Manager at Vivus, Inc. from 2013 to 2022 where she was Responsible for overseeing the corporate accounting team for a publicly traded pharmaceutical company. She has also held senior finance roles at Controlnet Inc., Foneweb Inc., and Microlambda Wireless Inc. She has a proven track record of success in leading and managing financial teams, and she has a deep understanding of financial reporting, analysis, and planning. Dzung is a graduate of San Jose State University and holds a Bachelor's degree in Business Administration and Accounting.

Other business experience in the past three years:

- Employer: VIVUS, Inc
  Title: Sr. Accounting Manager
  Dates of Service: May, 2013 - August, 2022
  Responsibilities: Responsible for overseeing the corporate accounting team for a publicly traded pharmaceutical company.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $3,811,048.50 in this offering and may close on any

investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. While we have manufactured a production prototype of our Aura device, delays or cost overruns in the regulatory approval of our Aura device and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Quality and Safety of our Product and Service

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Vita Imaging, Inc was formed on March 14, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to

developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Vita Imaging has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that Aura Device is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry

The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks

We may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This could adversely impact the value of your investment.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Regulatory Hurdles

The medical device and diagnostic industry is one that encounters significant regulatory hurdles in getting technological advances approved, as well as intense pressure to assure that their technologies are cost saving or cost effective. These regulatory hurdles, as well as marketplace demands, increases the cost of innovation, as well as the potential risk of failure, which would have a material adverse effect on the Company's performance. Potential investors should be aware of the risks, problems, delays, expenses and difficulties which the Company may encounter in light of the extensive regulatory environment within which the Company's business is carried out. The process of obtaining necessary regulatory approval is lengthy, expensive and uncertain. The Company or its collaborators may fail to obtain the necessary approvals to commence or continue to manufacture or market the Company's potential products in reasonable time frames, if at all. In addition, governmental authorities in the United States, or other countries may enact regulatory reforms or restrictions on the development of new medical devices that could adversely affect the regulatory environment in which we operate or the development of any products we may develop.

Medical Product Liability

Many of the products we are depending on to drive future growth are not yet ready for sale. If any of these products do not achieve market acceptance, our ability to generate revenue will be adversely affected. If our products are alleged to be harmful, we may not be able to sell them, we may be subject to product liability claims not covered by insurance and our reputation could be damaged. The nature of our business exposes us to potential liability risks inherent in the testing, manufacturing and marketing of medical devices. There can be no assurance that users will not claim that effects other than those intended have resulted from our products. Component failures, manufacturing flaws, quality system failures, design defects, inadequate disclosure of product related risks or product related information or other safety issues with respect to these or other products we manufacture or sell could result in an unsafe condition or injury to, or death of, a user. There can be no guarantee that product liability lawsuits will not be brought against us even if such products have been used for their approved indications and appropriate labels have been included. In the event of allegations that any of our products are harmful, we may experience reduced demand for our products. In addition, we may be forced to defend individual or class action lawsuits and, if unsuccessful, to pay a substantial amount of damages. The outcome of litigation is difficult to assess or quantify. The cost to defend against litigation may be significant. We do not have insurance covering the costs and losses as a result of product recalls or failures or other liabilities. Such insurance is expensive. If we seek insurance, there is no guarantee it will be available on acceptable terms. Even if obtained, insurance may not fully protect the Company or its employees from liability or losses. Some manufacturers that have suffered such liability claims or losses in the past have been forced to cease operations or claim bankruptcy.

Industry Competition

The industry in which the Company operates is characterized by rapid and substantial technological change. The Company's competitors may have developed or may be developing technologies which could become the basis for competitive products. Some of these products may prove to be more effective and less costly than the Company's products under development. There can be no assurance that the development of additional products by others will not render the Company's product candidates non-competitive or that the Company will be able to keep pace with technological developments.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Thinh Tran	4,000,000	Common Stock	52.83%
Thinh Tran	647,795	Series A Preferred Stock	

The Company's Securities

The Company has authorized Common Stock, Series A Preferred Stock, and Unsecured Line of Credit and Convertible Promissory Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 668,605 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 6,229,835 outstanding.

Voting Rights

One vote per share.

Material Rights

The total amount outstanding does not include 912,000 shares to be issued pursuant to stock options issued.

The total amount outstanding does not include 588,000 shares to be issued pursuant to stock options, reserved but unissued.

If all 912,000 issued options were exercised, and Mr. Tran exercised the Convertible Note for $1,295,558, he would receive 647,794 shares of Series A Preferred Stock and his aggregate percentage of voting shares would be 52.83%.

Please see the Company's Amended and Restated Certificate of Incorporation, attached to the Offering Memorandum as Exhibit F, for further information on the rights of this class of securities.

Series A Preferred Stock

The amount of security authorized is 2,500,000 with a total of 1,007,500 outstanding.

Voting Rights

Each holder of shares of Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Preferred Stock could be converted immediately after the close of business on the record date fixed for such meeting or the effective date of such written consent and shall have voting rights and powers equal to the voting rights and powers of the Common Stock and shall be entitled to notice of any stockholders' meeting in accordance with the bylaws of the Company. Except as otherwise provided herein or as required by law, the Preferred Stock shall vote together with the Common Stock at any annual or special meeting of the stockholders and not as a separate class, and may act by written consent in the same manner as the Common Stock.

Material Rights

If all 912,000 issued options were exercised, and Mr. Tran exercised the Convertible Note for $1,295,558, he would receive 647,794 shares of Series A Preferred Stock and his aggregate percentage of voting shares would be 52.83%.

Dividend Rights: Holders of Series A Preferred Stock have certain dividend rights. See Exhibit F for complete information.

Liquidation Preference: Holders of Series A Preferred Stock have certain preferences. See Exhibit F for complete information.

Conversion Rights: Holders of Series A Preferred Stock have certain conversion rights. Currently, each share of Series A Preferred Stock is convertible into 1 share of Common Stock. See Exhibit F for complete information regarding events that can affect the conversion exchange ratio such as stock splits, mergers, etc.

Anti-Dilution Rights: Holders of Series A Preferred Stock have certain anti-dilution rights. See Exhibit F for complete information.

Redemption Rights: The Preferred Stock is not redeemable.

Separate Vote of Preferred Stock: For so long as at least 75% of the initially-issued shares of Preferred Stock (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the Filing Date) remain outstanding, in addition to any other vote or consent required herein or by law, the vote or written consent of the holders of a majority of the outstanding shares of Preferred Stock, voting together as a single class, shall be necessary for effecting or validating the following actions (whether taken directly or indirectly, by merger, recapitalization or otherwise). See Exhibit F for complete information.

Unsecured Line of Credit and Convertible Promissory Note

The security will convert into Series a preferred stock and the terms of the Unsecured Line of Credit and Convertible Promissory Note are outlined below:

Amount outstanding: $1,295,588.54
Maturity Date: March 31, 2026
Interest Rate: 3.0%
Discount Rate: 0.0%
Valuation Cap: None
Conversion Trigger: At the option of the creditor or change of control (see below)

Material Rights

The amount outstanding of $1,295,588.54 is as of June 30, 2024.

The Advances made pursuant to this Unsecured Line of Credit and Convertible Promissory Note shall not exceed $1,500,000.

Automatic Repayment Upon a Change of Control. In the event that the Company undergoes a Change of Control (as defined below) while this Note remains, then (x) two times the outstanding principal amount of this Note plus (y) all accrued interest thereon, shall be repaid in connection with such Change of Control. For purposes of this Agreement, "Change of Control" shall be deemed to have occurred upon any one of the following events: (i) upon the consummation of the acquisition of a majority of the outstanding stock of the Company pursuant to a tender offer validly made under any federal or state law (other than a tender offer by the Company), (ii) upon the consummation of a merger, consolidation or other reorganization of the Company (other than a reincorporation of the Company), if after giving effect to such merger, consolidation or other reorganization of the Company, the shareholders of the Company immediately prior to such merger, consolidation or other reorganization hold less than 50% of the voting or economic interest of the surviving or resulting entity after such merger, consolidation or other reorganization; or (iii) upon the sale of all or substantially all of the assets of the Company.

Optional Conversion. At any time while this Note remains outstanding, then, upon the written election of the Holder, the outstanding principal amount of this Note and all accrued interest thereon, shall convert in whole without any further action by the Holder into Series A Preferred Stock at a conversion price equal to a price paid per share equal to $2.00 (as adjusted for any stock combination, stock split, stock dividend, recapitalization or other similar transaction occurring after the date hereof). Any issuance of Equity Securities pursuant to the conversion of this Note pursuant to this Section 3(a) shall be upon and subject to the same terms and conditions applicable to the Series A Preferred Stock previously sold in the Company's Series A Preferred Stock financing (the "Financing"). At all times following the date hereof until the conversion or repayment of this Note, the Company shall take all actions necessary or advisable from time to time to keep sufficient authorized by unissued shares of Series A Preferred Stock reserved for conversion of this Note.

What it means to be a minority holder

As a minority holder of Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Series A Preferred Shares
Type of security sold: Equity
Final amount sold: $2,015,000.00
Number of Securities Sold: 1,007,500
Use of proceeds: Operations, FDA submission, prototype build
Date: December 31, 2021
Offering exemption relied upon: 506(b)

- Type of security sold: Convertible Note
Final amount sold: $1,295,588.54
Use of proceeds: Operations, FDA submission, initial production run
Date: February 10, 2023
Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
Type of security sold: Equity
Final amount sold: $828,096.15
Number of Securities Sold: 159,522
Use of proceeds: Operations, FDA submission, prototype build
Date: November 14, 2023
Offering exemption relied upon: Regulation CF

- Name: Common Stock
Type of security sold: Equity
Final amount sold: $360,854.30
Number of Securities Sold: 70,313
Use of proceeds: Operations, FDA submission
Date: June 28, 2024
Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

For the year ended December 31, 2022 compared to the year ended December 31, 2023.

Revenue

Revenue for fiscal year 2022 was $0 compared to $0 in fiscal year 2023. The Company is a medical device manufacturer and does not anticipate revenue prior to receiving FDA clearance. The Aura product market launch is projected early 2025, subject to regulatory approval.

Cost of Sales

Cost of Sales for fiscal year 2022 was $0 compared to $0 in fiscal year 2023.

Gross Margins

Gross margins for fiscal year 2022 were $0 compared to $0 in fiscal year 2023.

Expenses

Expenses for fiscal year 2022 were $818,543 compared to $1,597,764 in fiscal year 2023. The increase of $779,221 was due to an increase in R&D expense of $345,107, from $614,402 in 2022 to $959,509 in 2023 plus an increase in G&A expense of $434,115, from $204,141 in 2022 to $638,256 in 2023. The R&D increase is due to the engineering cost to design and develop the product and the increase in testing services for FDA requirements. The G&A expense increased due to the increase in financing activities, investor relations, and clinical study expense to support our FDA application.

Historical results and cash flows:

The Company is currently in the initial production stage and is pre-revenue. We are of the opinion that the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the Company is projecting product sales and revenue for 2025 subject to receiving FDA clearance. Past cash was primarily generated through equity investments and loans. Our goal is to obtain FDA clearance and begin sales and marketing in 2025. We project positive cash flow in the second year after FDA clearance from revenue generated by the Aura product.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of June 30, 2024, the Company had $108,434 cash on hand. In addition, as of June 30, 2024, the Company had approximately $204,411 of unused credit pursuant to a $1.5 million convertible line of credit with the founder and CEO Mr. Thinh Tran.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds from this campaign are critical to our operations. These funds are required to support the existing FDA clearance application for the Aura product and to build enough units to begin sales and marketing.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

These funds are necessary for the Company's viability. They are essential for completing the FDA clearance application, producing enough units for sales and marketing, and supporting operations over the next few years. Of the total funds available to the Company, approximately 92% will be made up of funds raised from this offering based on the maximum offering amount of $3,811,048.50.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum Offering Amount of $15,002.40 then management anticipates that the cash on hand and unused line of credit to fund current operations for three months. This is based on a current monthly burn rate of $100,000 for expenses related to the ongoing FDA application and initial production run to seed the market and demonstrate the product.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum amount of the Offering, then management anticipates that the cash on hand and line of credit are sufficient for the next three years. This is based on a current monthly burn rate of $100,000 for expenses related to the ongoing FDA application and initial production run to seed the market and demonstrate the product, and additional marketing and sales spending.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company has contemplated additional future sources of capital including venture capital, Reg D Rule 506 private placements, and notably a $1,500,000 convertible line of credit from Mr. Tran, the CEO, that matures on March 31, 2026. As of June 30, 2024, $1,295,588.54 is outstanding on the line of credit with approximately $204,411 available for the Company to draw down.

Indebtedness

- Creditor: Thinh Tran
  Amount Owed: $1,295,588.54
  Interest Rate: 3.0%
  Maturity Date: March 31, 2026
  Loan becomes due on change of control and is convertible into Series A Preferred shares at the option of the creditor. See The Company Securities section, under Unsecured Line of Credit and Convertible Promissory Note for more detailed information.

Related Party Transactions

- Name of Person: Thinh Tran
  Relationship to Company: CEO & Chairman
  Nature / amount of interest in the transaction: Loan to Company of $1,295,588.54
  Material Terms: The Company entered into a convertible promissory note and line of credit with a related party for an aggregate maximum amount of $1,500,000 on February 10, 2023. Approximately $1,295,588.54 has already been advanced. The line of credit matures on March 31, 2026 or upon change of control. It is convertible into Series A Preferred Shares at $2.00 per share.

Valuation

Pre-Money Valuation: $41,252,809.50

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal independent third-party evaluation.

In making this calculation, we have assumed all preferred stock is converted to common stock.

In making this calculation, we have not assumed: (i) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (ii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $1,295,588.54 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $15,002.40 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $3,811,048.50, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Marketing
  15.0%
  Vita will focus on establishing partnerships with Physicians/Providers and Payors in its target markets, as well as innovative channels not targeted by its competitors. Marketing will follow from industry and trade and physician awareness campaigns to specific executions directed at target customer segments. Top tier 20 to 30 customers in each segment will be the initial focus. Due to a concentrated market, a few sales "hits" in these top tiers will lead to achieving targeted forecasts.

- Research & Development
  13.0%
  While the development of the Aura is complete, the Company wants to lower costs of production and will focus its R&D in that regard. In addition, the Company contracts for research with the BC Cancer Agency Research Centre to advance the other applications of the platform technology.

- Company Employment
  12.0%
  The Company currently has 14 employees in addition to the CEO and COO. Other necessary skilled workers are employed through short term consulting contracts and are not employees.

- Operations
  30.0%
  Operations for 2024 will mainly consist of obtaining FDA clearance for the Aura device and manufacturing a small number of units. The Company is benefitting from small business initiatives that the federal government has implemented. There is no filing fee for the company's first PMA application with the FDA. The Company has retained regulatory consultants as needed to assist in the regulatory process.

- Working Capital
  24.5%
  Working capital will be used to fund the commercialization of the Aura post FDA clearance starting in early 2025.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.vita-imaging.com (www.vita-imaging.com/annual-report).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/vitaimaging

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Vita Imaging Inc.

[See attached]

VITA IMAGING INC.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2023 and 2022



To the Board of Directors of
Vita Imaging Inc.
San Jose, CA

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of Vita Imaging Inc. (the "Company") which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of operations, changes in stockholder's equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has not yet generated revenues or profits, has sustained net losses of $1,624,936 and $837,822 for the years ended December 31, 2023 and 2022, respectively, and has negative cash flows from operations. As of December 31, 2023, the Company had an accumulated deficit of $4,363,998 and a working capital deficit of $1,212,742. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Artesian CPA, LLC

Denver, Colorado
April 19, 2024


VITA IMAGING INC.

BALANCE SHEETS


	December 31,	
	2023	**2022**
ASSETS		
Current assets:		
Cash and cash equivalents	$ 121,086	$ 46,568
Inventory	330,081	112,856
Escrow receivable	45,364	-
Total current assets	496,531	159,424
Deposits	5,149	99,871
Property and equipment, net	21,964	23,649
Intangible assets, net	11,145	47,145
Total assets	$ 534,788	$ 330,089
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current liabilities:		
Accounts payable	$ 262,193	$ 230,424
Accrued expenses	309,090	39,078
Stock payable	-	25,000
Loan payable, related party	1,095,589	-
Accrued interest, related party	42,401	-
Total current liabilities	1,709,273	294,502
Loan payable, related party	-	645,589
Accrued interest, related party	-	16,708
Total liabilities	1,709,273	956,799
Stockholders' equity (deficit):		
Series A preferred stock, $0.0001 par value, 2,500,000 shares authorized, 1,007,500 and 837,500 shares issued and outstanding as of December 31, 2023 and 2022, respectively; liquidation preference of $2,015,000 and $1 as of December 31, 2023 and 2022, respectively	101	84
Common stock, $0.0001 par value, 10,000,000 shares authorized, 6,159,522 and 6,000,000 shares issued and outstanding as of December 31, 2023 and 2022, respectively	616	600
Additional paid-in capital	3,188,797	2,111,668
Accumulated deficit	(4,363,998)	(2,739,062)
Total stockholders' equity (deficit)	(1,174,484)	(626,710)
Total liabilities and stockholders' equity (deficit)	$ 534,788	$ 330,089

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

VITA IMAGING INC.
STATEMENTS OF OPERATIONS

	Year Ended December 31,	
	2023	2022
Net revenue	$ -	$ -
Operating expenses:		
General and administrative	638,256	204,141
Research and development	959,509	614,402
Total operating expenses	1,597,764	818,543
Loss from operations	(1,597,764)	(818,543)
Other income (expense):		
Interest expense, related party	(27,172)	(19,279)
Total other expense	(27,172)	(19,279)
Provision for income taxes	-	-
Net loss	$ (1,624,936)	$ (837,822)
Weighted average common stock outstanding - basic and diltued	6,079,761	6,000,000
Net loss per share - basic and diluted	$ (0.27)	$ (0.14)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements

VITA IMAGING INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

| | Series A Preferred Stock | | Common Stock | | Additional | Accumulated | Total Stockholders' |
	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Equity (Deficit)
Balances at December 31, 2021	475,000	$ 48	6,000,000	$ 600	$ 1,378,052	$ (1,901,240)	$ (522,541)
Issuance of preferred stock	362,500	36	-	-	724,964	-	725,000
Stock-based compensation	-	-	-	-	8,652	-	8,652
Net loss	-	-	-	-	-	(837,822)	(837,822)
Balances at December 31, 2022	837,500	$ 84	6,000,000	600	2,111,668	(2,739,062)	(626,710)
Issuance of preferred stock for proceeds	170,000	17	-	-	339,983	-	340,000
Issuance of common stock pursuant to Regulation CF offering, net of offering costs	-	-	155,316	16	692,040	-	692,055
Broker compensation			4,206	-	23,975	-	23,975
Stock-based compensation	-	-	-	-	21,132	-	21,132
Net loss	-	-	-	-	-	(1,624,936)	(1,624,936)
Balances at December 31, 2023	1,007,500	$ 101	6,159,522	$ 616	$ 3,188,797	$ (4,363,998)	$ (1,174,484)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

VITA IMAGING INC.
STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2023	2022
Cash flows from operating activities:		
Net loss	$ (1,624,936)	$ (837,822)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	5,969	2,408
Amortization	36,000	36,000
Stock-based compensation	21,132	8,652
Services paid by note payable, related party	-	26,996
Changes in operating assets and liabilities:		
Inventory	(217,225)	(62,856)
Other receivables	-	52,586
Accounts payable	31,769	49,943
Accrued expenses	270,012	13,482
Accrued interest, related party	25,693	11,988
Net cash used in operating activities	(1,451,586)	(698,623)
Cash flows from investing activities:		
Purchase of property and equipment	(4,284)	(26,057)
Deposits	94,722	(66,822)
Net cash provided by (used in) investing activities	90,439	(92,879)
Cash flows from financing activities:		
Proceeds from loan payable, related party	450,000	-
Issuance of preferred stock for proceeds	340,000	725,000
Issuance of common stock pursuant to Regulation CF offering, net of offering costs and escrow receivable	670,666	-
Stock payable	(25,000)	25,000
Net cash provided by financing activities	1,435,666	750,000
Net change in cash and cash equivalents	74,518	(41,502)
Cash and cash equivalents at beginning of year	46,568	88,069
Cash and cash equivalents at end of year	$ 121,086	$ 46,568
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$ -	$ -
Cash paid for interest	$ 1,478	$ 7,291
Supplemental disclosure of non-cash financing activities:		
Broker compensation	$ 23,975	$ -

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

1. NATURE OF OPERATIONS

Vita Imaging Inc. (the "Company") is a corporation formed on March 14, 2019 under the laws of Delaware. The Company is a medical device company that is developing technology that focuses on the early detection of pre-cancer and malignant tumors. The Company is headquartered in San Jose, California.

As of December 31, 2023, the Company has not commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities, research and development, and capital raising efforts. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

2. GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated revenues or profits since inception, has sustained net losses of $1,624,936 and $837,822 for the years ended December 31, 2023 and 2022, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2023 and 2022. As of December 31, 2023, the Company had an accumulated deficit of $4,363,998 and a working capital deficit of $1,212,742. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year is December 31.

Use of Estimates

The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, the valuations of assets from acquisition, common stock, and stock options. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties, including but not limited to, the need for protection of proprietary technology of its product, dependence on key personnel, cost of services provided by third parties and the need to obtain additional funds through the sale of its common and preferred stock. The Company has not generated revenues and has not been granted a license or been approved by regulatory authorities to produce and sell its product. There are no assurances that this approval will be given or obtained.

VITA IMAGING INC.

NOTES TO THE FINANCIAL STATEMENTS

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At December 31, 2023 and 2022, all of the Company's cash and cash equivalents were held at one accredited financial institution.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company's assets and liabilities approximate their fair values.

Inventory

Inventory consists of device materials, and includes products acquired pursuant to an asset purchase agreement in 2019. The inventory was recorded at its estimated fair value at the time of acquisition, which was less than the historical cost. Inventory is valued at the lower of cost or net realizable value. In 2023 and 2022, the Company made purchases of $217,225 and $62,856, respectively. As of December 31, 2023 and 2022, the Company determined there was no reserve for obsolescence or impairment necessary.

Property and Equipment, Net

Property and equipment consist of lab equipment, of which $4,284 and $26,057 was purchased in 2023 and 2022, respectively. Lab equipment has a useful life of five years. Depreciation is recorded on a straight-line basis. As of December 31, 2023, property and equipment, net of accumulated depreciation of $8,377, was $21,964. As of December 31, 2022, property and equipment, net of accumulated depreciation of $2,408, was $23,649. Depreciation expense of $5,969 and $2,408 was recorded for the years ended December 31, 2023 and 2022, respectively.

Intangible Assets, Net

The Company acquired certain intellectual property valued at $180,000 pursuant to an asset purchase agreement of a medical device company in 2019. The intellectual property consists of developed technology and has a useful life of five years. As of December 31, 2023 and 2022, intangible assets, net of accumulated amortization was $11,145 and $47,145, respectively. Amortization expense was $36,000 for both years ended December 31, 2023 and 2022.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets (amortizable intangible assets) for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected cash flows, undiscounted, is less than the carrying amount of the asset, an impairment loss is recognized as the amount by which the carrying amount of the asset exceeds its fair value. As of December 31, 2023 and 2022, no impairment was deemed necessary.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. To date, no revenue has been recognized.

Advertising Costs

Advertising costs are expended as incurred.

General and Administrative Expenses

General and administrative expenses consist primarily of payroll and payroll-related benefits and taxes, stock-based compensation, professional services, administrative expenditures, and information technology.

Research and Development Expenses

Costs related to development of the Company's products are included in research and development expenses and are expensed as incurred.

Concentrations

The Company is dependent on third-party vendors to supply products for research and development activities. In particular, the Company relies and expects to continue to rely on a small number of vendors. The loss of one of these vendors may have a negative short-term impact on the Company's operations; however, the Company believes there are acceptable substitute vendors that can be utilized longer-term.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation*. The Company measures all stock-based awards granted to employees, directors and non-employee consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company records the expense for using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statements of operations in the same manner in which the award recipient's payroll costs are classified or in which the award recipient's service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Leases

On January 1, 2022, the Company adopted ASC 842, Leases, as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use (ROU) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from lease arrangements. The Company adopted the new guidance using a modified retrospective method. Under this method, the Company elected to apply the new accounting standard only to the most recent period presented, recognizing the cumulative effect of the accounting change, if any, as an adjustment to the beginning balance of retained earnings. Accordingly, prior periods have not been recast to reflect the new accounting standard. The cumulative effect of applying the provisions of ASC 842 had no material impact on accumulated deficit.

The Company elected transitional practical expedients for existing leases which eliminated the requirements to reassess existing lease classification, initial direct costs, and whether contracts contain leases. Also, the Company elected to present the payments associated with short-term leases as an expense in statements of operations. Short-term leases are leases with a lease term of 12 months or less. The adoption of ASC 842 had no impact on the Company's balance sheet as of January 1, 2022.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2023 and 2022, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as of December 31, 2023 and 2022 consist of outstanding options (Note 6).

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)*. This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. The Company adopted ASU 2016-02 on January 1, 2022 and it did not have any effect on its financial statements since its lease agreement is short term in nature.

In January 2017, the FASB issued ASU 2017-04, *Intangibles - Goodwill and Other (Topic 350), simplifying Accounting for Goodwill Impairment* ("ASU 2017-04"). ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of ASU 2017-04 will have on the Company's financial statements.

In August 2020, FASB issued ASU 2020-06, *Accounting for Convertible Instruments and Contracts in an Entity; Own Equity* ("ASU 2020-06"), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The Company adopted ASU 2016-02 on January 1, 2022 and it did not have any effect on its financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes *(Topic 740):* Simplifying the Accounting for Income Taxes ("ASU 2019-12"), which simplifies the accounting for income taxes, eliminates certain exceptions within ASC 740, *Income Taxes*, and clarifies certain aspects of the current guidance to promote consistency among reporting entities. The ASU is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, with early adoption permitted. The Company adopted this standard in 2022, which did not have a material impact on Company's financial condition or results of operations.

Management does not believe that any other recently issued accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4. **LOAN PAYABLE, RELATED PARTY**

In 2021, the Company entered into a line of credit with a related party for an aggregate purchase amount of $618,593, including $424,096 in proceeds and services paid of $194,497. The maximum amount per the line of credit was $500,000, but was increased to $1,500,000 in 2023. The loan bears interest at 3% per annum and matures on March 31, 2024 or upon a change in control. The loans are convertible into the Company's Series A preferred stock at a conversion price of $2.00 per share at the election of the holder. The Company determined the fair value of the conversion feature was deminimus due to its short term life, exercise price, and unlikelihood of exercise. In 2022, the Company incurred services paid of $26,996. In 2023, the Company received proceeds of $450,000. As of December 31, 2023 and 2022, $1,095,589 and $645,589, respectively, remained outstanding. During 2023 and 2022, the Company incurred interest expense of $27,172, and $19,279, respectively. During the years ended December 31, 2023 and 2022, interest payments of $1,478 and $7,291 were made. As of December 31, 2023 and 2022, accrued interest related to this note was $42,401 and $16,708, respectively.

5. **STOCKHOLDERS' EQUITY / (DEFICIT)**

As of December 31, 2023, the Company's certificate of incorporation, as amended and restated, authorized the Company to issue 2,500,000 shares of preferred stock and 10,000,000 shares of common stock, par value $0.0001 per share. The preferred stock is designated as Series A preferred stock.

The holders of the preferred stock have the following rights and preferences:

Voting

The holders of preferred stock are entitled to vote, together with the holders of common stock as a single class, on all matters submitted to stockholders for a vote and have the right to vote the number of shares equal to the number of shares of common stock into which each share of preferred stock could convert on the record date for determination of stockholders entitled to vote.

VITA IMAGING INC.

NOTES TO THE FINANCIAL STATEMENTS

The holders of common and preferred stock, voting together on an as-if-converted basis, shall be entitled to elect all members of the Board of Directors.

Dividends

In the event dividends ae paid on any share of common stock, the Company shall pay an additional dividend or make a distribution on all outstanding shares of preferred stock in a per share amount equal (on an as-if-converted to common stock basis) to the amount paid or set aside for each share of common stock.

The Original Issue Price of the Series A preferred stock is $2.00 per share.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, the Series A stockholders, on a pari passu basis, shall be entitled to a liquidation preference equal to the Original Issue Price plus all declared and unpaid dividends. After the payment of all preferential amounts to preferred stockholders, the remaining assets available for distribution shall be distributed among common stockholders on a pro-rata basis.

The total liquidation preference as of December 31, 2023 and 2022 amounted to $2,015,000 and $1,675,000, respectively.

Conversion

Each share of preferred stock is convertible into common stock, at the option of the holder, at any time after the date of issuance. The conversion price shall initially be the Original Issue Price of the Series A preferred stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization. Accordingly, as of December 31, 202 and 2022, each share outstanding of each series of preferred stock was convertible into shares of common stock on a one-for-one basis.

Each share of preferred stock is automatically convertible into common stock upon an initial public offering or a vote of the majority of Series A preferred stockholders.

Stock Transactions

In 2023 and 2022, the Company issued 170,000 and 362,500 shares of Series A preferred stock for proceeds of $340,000 and $725,000, respectively, or $2.00 per share.

In 2023, the Company conducted a Regulation CF offering of its common stock at $5.70 per share (weighted average of $5.15 per share after bonus shares) and issued 159,522 shares of common stock for gross proceeds of $800,063, with offering costs of $108,007. The shares issued included 4,206 shares issued to StartEngine as broker compensation, valued at $23,975 and included in offering costs.

As of December 31, 2023 and 2022, there were 6,159,522 and 6,000,000 shares of common stock outstanding, respectively. As of December 31, 2023 and 2022, there were 1,007,500 and 837,500 shares of preferred stock outstanding, respectively.

6. **STOCK-BASED COMPENSATION**

Vita Imaging Inc. 2019 Stock Incentive Plan

The Company has adopted the Vita Imaging Inc. 2019 Stock Incentive Plan ("2019 Plan"), as amended and restated, which provides for the grant of shares of stock options and stock appreciation rights ("SARs") and restricted common shares to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2019 Plan was 1,500,000 shares as of December 31, 2023 and 2022.

The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the 2019 Plan's inception. As of December 31, 2023, there were 618,000 shares available for grant under the 2019 Plan. Stock options granted under the 2019 Plan typically vest over four years.

A summary of information related to stock options for the years ended December 31, 2023 and 2022 is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Contract Term	Instrinsic Value
Outstanding at December 31, 2021	552,000	$ 0.01	9.04	$ 32,660
Granted	170,000	$ 0.37	10.00	
Execised	-	$ -	-	
Expired/Cancelled	-	$ -	-	
Outstanding at December 31, 2022	722,000	$ 0.09	8.04	$ 198,720
Granted	160,000	$ 0.37	10.00	
Execised	-	$ -	-	
Expired/Cancelled	-	$ -	-	
Outstanding at December 31, 2023	882,000	$ 0.14	7.45	$ 4,899,781
Exercisable Options at December 31, 2023	544,083	$ 0.04	6.71	$ 3,077,984
Exercisable Options at December 31, 2022	356,500	$ 0.01	7.50	$ 128,340

	December 31, 2023	December 31, 2022
Weighted average grant-date fair value of options granted during year	$ 0.25	$ 0.25
Weighted average duration (years) to expiration of outstanding options at year-end	7.45	8.04

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted:

Time Vesting	December 31, 2023	December 31, 2022
Expected life (years)	7.00	7.00
Risk-free interest rate	3.48%	4.28%
Expected volatility	67%	67%
Annual dividend yield	0%	0%

The total grant-date fair value of the options granted during the year ended December 31, 2023 and 2022 was $39,701 and $42,790, respectively. Stock-based compensation expense for stock options of $21,132 and $8,652 was recognized under FASB ASC 718 for the years ended December 31, 2023 and 2022, respectively, and included in general and administrative expenses in the statements of operations.

Total unrecognized compensation cost related to non-vested stock option awards amounted to $73,616 at December 31, 2023, which is expected to be recognized over 18 months.

7. **COLLABORATION RESEARCH AND LICENSE AGREEMENT**

In January 2020, the Company entered into a Collaborative Research Agreement (the "BC Cancer Agreement") with BC Cancer. Pursuant to the terms of the BC Cancer Agreement, the Company and BC Cancer agreed to collaborate by jointly conducting research activities related to the development and improvement of the Company's cancer detection device.

Under the first statement of work of the BC Cancer Agreement, the Company was obligated to pay CDN $228,362, including CDN $57,091 upon execution and the remaining payments in quarterly installments through September 30, 2020. The last payment per the initial agreement was then modified to be CDN $33,799. The contract period for the initial statement of work was January 1, 2020 through December 31, 2020.

In February 2021, the parties entered into an amendment to extend the BC Cancer Agreement for an additional contract period from February 2021 through January 31, 2022. Per the amendment, the Company was under obligation to pay CDN $135,195, including CDN $33,799 upon execution and the remaining payments in quarterly installments through November 2021. The amendment also agreed to a total amount owed of CDN $197,492 under the first statement of work, which was already paid in full. In August 2021, the parties entered into a second amendment to extend the quarterly payments owed through January 2022. In November 2022, the parties entered into a third amendment whereby the Company was under obligation to pay CDN $115,592 in quarterly payments through January 2023. In January 2023, the parties entered into a fourth amendment whereby the Company was under obligation to pay CDN $136,066 in quarterly payments through January 2024.

In addition to the collaborative research plan, in July 2020 the Company entered into a license agreement ("BC License Agreement") with BC Cancer and the University of British Columbia ("UBC") whereby the Company was granted an exclusive, royalty-bearing and worldwide license to use and sublicense the BC Cancer technology and improvement for the purpose of developing, manufacturing, using, offering for sale, and selling the products in the field of use as defined in the license agreement. The license grants the Company rights to all clinical data and related patents. The term of the license agreement is twenty years or upon the patents' expiration.

Upon execution of the BC License Agreement, the Company was obliged to pay an initial license and documentation fee of CDN $25,000. The Company also agreed to pay for patent filing costs of $77,254.

Under the BC License Agreement, the Company is obligated to pay BC Cancer an annual royal equal to 2.5% of revenue, or a minimum annual royalty of CDN $25,000, whichever is greater in each year. If the Company pays a minimum of CDN $250,000 per year, inclusive of any collaborative research fees, royalties or contractual revenue, the minimum royalty payment will be waived. The Company will also pay UBC a royalty equal to 50% of sublicensing revenue.

The Company is obligated to pay UBC certain milestone payments, including $250,000 upon a merger, acquisition, or initial public offering valued less than $3.75 million and $750,000 if such event is valued greater than $3.75 million.

During the years ended December 31, 2023 and 2022, the Company recorded total research and development expenses of $120,484 and $103,190, respectively, in connection with the BC Cancer Agreement. These amounts include collaborative research fees, the initial license fee, a minimum royalty payment of CDN $25,000 and certain patent filing costs. As of December 31, 2023 and 2022, the Company had $120,485 and $103,464, respectively, included in accounts payable pertaining to the BC Cancer Agreement and BC License Agreement.

8. INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to tax to accrual differences, stock-based compensation expense and net operating loss carryforwards. As of December 31, 2023 and 2022, the Company had net deferred tax assets before valuation allowance of $1,170,905 and $683,297, respectively. The following table presents the deferred tax assets and liabilities by source:

| | December 31, | |
	2023	2022
Deferred tax assets:		
Net operating loss carryforwards	$ 1,106,078	$ 596,137
Other	64,827	87,160
Valuation allowance	(1,170,905)	(683,297)
Net deferred tax assets	$ -	$ -

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended 2023 and 2022, cumulative losses through December 31, 2023, and no history of generating taxable income. Therefore, valuation allowances of $1,170,905 and $683,297 were recorded as of December 31, 2023 and 2022, respectively. Valuation allowance increased by $487,608 and $227,111 during the years ended December 31, 2023 and 2022, respectively. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 28.0%. The effective rate is reduced to 0% for 2023 and 2022 due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2023 and 2022, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $3,957,064 and $2,132,716, respectively.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2020-2023 tax years remain open to examination.

9. **RELATED PARTY TRANSACATIONS**

Refer to Note 4 for detail of the Company's related party loan payable.

10. **COMMITMENTS AND CONTINGENCIES**

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

Leases

During April 2020, the Company entered into month-to-month lease agreement with a third party for its office space. Monthly base rent on this lease agreement amounts to $1,940. For the years ended December 31, 2023 and 2022, the Company incurred $23,280 and $23,280 of rent expense, respectively.

11. **SUBSEQUENT EVENTS**

The loan payable discussed in Note 4 was amended in 2024 to extend the maturity date to March 31, 2025. Also, an additional $100,000 was loaned to the company during 2024.

Management has evaluated subsequent events through April 19 2024, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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GET A PIECE OF VITA IMAGING

Defy cancer

Vita Imaging Inc. is a pre-revenue, pre-market medical device company developing cutting-edge cancer detection and diagnostic technology. The company has already submitted an application seeking FDA clearance for their lead product, AURA™, a skin cancer (Melanoma & Non-Melanoma) detection device. The FDA review is in progress, with target completion by early 2025. To expand its market reach, Vita Imaging will seek Regulatory approval in additional markets including: Canada, the European Union (EU), and Australia.

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



VITA IMAGING
Detecting cancer in less than 2 seconds.
The Aura product is pre-FDA approval and is not yet available in the market

$280,218.91 Raised

OVERVIEW | ABOUT | TERMS | UPDATES | REWARDS | DISCUSSION | INV

REASONS TO INVEST

 Vita Imaging's patented tools provide real-time diagnostics, reducing biopsies and optimizing treatment. Our award-winning AURA™ device* detects skin cancer in two seconds.

 Skin cancer is the most common cancer in the U.S., with 1/5 Americans developing it in their lifetime & about 9.5K new cases daily. The Global Cancer Diagnostics Market was valued at USD 114.8 billion in 2023 and is expected to reach USD 204.8 billion by 2032 at a 6.6% CAGR.

 Vita Imaging has applied for FDA clearance for the Aura, expecting approval in early 2025. Our CEO, a Stanford engineering grad, previously took a high-tech startup public on NASDAQ, reaching a market cap of $2B+ in 2007 at one point, before leaving in 2018.

*AURA™ IS PRE-FDA APPROVAL AND NOT YET AVAILABLE. PLEASE SEE THE OFFERING MEMORANDUM'S COMPANY OVERVIEW SECTION FOR INFORMATION REGARDING THE COMPANY'S IP LICENSING AGREEMENTS.

Get Equity
$5.70 Per Share

PREVIOUSLY CROWDFUNDED ⓘ
$1,188,950.45

RAISED ⓘ
$280,218.91

INVESTORS
44

MIN INVEST ⓘ
$570

VALUATION
$41.25M

 **Most Momentum**
Top 15 in amount raised last 72 hours

What does this badge mean? **See here**

TEAM



Thinh Tran • CEO & Chairman

Mr. Tran was the Founder, CEO, & Chairman of V-Silicon, a leader in the Smart TV market delivering best in class picture and audio quality. He was previously the Founder, Chairman, & CEO of Sigma Designs since its inception in 1982 which he built from a humble start-up a publicly traded NASDAQ company, at one point was valued at two billion dollars in 2007, before leaving in 2018. Thinh also has extensive experience raising capital, exceeding M&A transactions, and providing guidance to many start-ups.

Prior to Sigma Designs, Mr. Tran was employed by Amdahl Corporation and Trilogy Systems Corporation. Thinh holds a B.S.E.E. from the University of Wisconsin & M.S.E.E. from Stanford University.

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Maria Victoria Reade • COO

Ms. Reade has 25+ years of executive leadership and consulting experience including: Executive Director, MCO Operations & MSO at Scripps Clinic & Green Hospital La Jolla; VP, Medical Management at HMO Pacificare, Healthcare/IT Consultant at Deloitte, TMI, Pharma & Medtech. Previously, she was the Founder and CEO of Ion Therapeutics, a medical device & biologics company where she successfully secured FDA device approval; served as CEO & Chief Administrative Officer (CAO) of College Medical Center (157 bed hospital); Site Director, Quest Clinical Research conducting Pivotal Studies; and Research Leader of UCSD & Schepens Institute/Harvard teams. Ms. Reade holds an MBA from Pace University and a Bachelor of Science Nursing (BSN) from the University of Tennessee Center for Health Sciences. She is an Advisor for Business and Academic Accelerator Programs (California Life Sciences Institute & Hult Global Business Challenge).

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Dzung Kim Tran Wright • CFO

Ms. Wright is the Chief Financial Officer of Vita Imaging, Inc. She has over 30 years of experience in the financial industry, holding senior financial positions at multiple publicly traded and startup companies over a wide range of industries such as medical, telecommunications, device technology, digital arts, mobile devices, and internet technology. Before joining Vita Imaging, Dzung was Sr. Accounting Manager at Vivus, Inc. from 2013 to 2022 where she was Responsible for overseeing the corporate accounting team for a publicly traded pharmaceutical company. She has also held senior finance roles at Controlnet Inc., Foneweb Inc., and Microlambda Wireless Inc. She has a proven track record of success in leading and managing financial teams, and she has a deep understanding of financial reporting, analysis, and planning. Dzung is a graduate of San Jose State University and holds a Bachelor's degree in Business Administration and Accounting.

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THE PITCH

Meet Vita Imaging

Revolutionizing skin cancer detection and diagnosis



Detect skin cancer in **less than 1.5 seconds**



$8.9 Billion
Annual cost for treating all skin cancers



100K+
Americans estimated to be diagnosed with melanoma in 2024.



1 in 5 Americans
will develop skin cancer by the age of 70.

2+ People die of skin cancer in the U.S. every hour



95% sensitivity
in correctly identifying patients with skin cancer



*The aura product is pre-FDA approval and is not yet available in the market



Non-invasive
Raman Spectroscopy technology

Comprehensive patent portfolio

Technology platform extensible for use detecting internal organ cancer



Vita Imaging is poised to revolutionize the way physicians and health care professionals detect and diagnose skin cancer. In partnership with leading field scientists and physicians, the company is advancing towards FDA market clearance and commercial launch for its first screening system, AURA™ – a licensed, patent-protected diagnostics platform technology capable of generating accurate, objective results in real-time.

THE PROBLEM & OUR SOLUTION

Eradicating Today's Staggering Skin Cancer Statistics With Cutting-Edge Diagnostic Technology

In the United States alone, it is estimated that 9,500 people are diagnosed with skin cancer every day and one in every five people will develop skin cancer by the age of 70[1]. Currently, skin cancer is the most common form of cancer in the U.S. costing the healthcare system $8.9 billion annually[2].



9,500
People in the U.S. that are diagnosed with skin cancer daily

$8.9B
U.S. healthcare system's annual spending for skin cancer diagnosis

According to the American Cancer Society, the five year survival rate for melanoma is 94%, when detected early[3]. However, most healthcare providers still rely on visual inspection of suspicious lesions, sometimes with dermatoscopes for magnification, to identify potential skin cancer concerns, leading many physicians to excise or biopsy lesions as a precautionary procedure. These biopsies cost an estimated $1.6B annually and 95% of suspicious lesions are later found to be benign.



Meet AURA™

Our licensed, patent-protected diagnostics platform capable of generating accurate, objective results in real-time

This product is still undergoing FDA review and is not yet approved for use.

In 2014, the Center for Disease Control released "The Surgeon General's Call to Action to Prevent Skin Cancer, which identified Skin Cancer as the most commonly diagnosed cancer in the United States and established skin cancer prevention as a high priority for this country"[4]. Heeding this call to action, Vita Imaging believes there is an urgent need for physician support tools such as AURA™, which can improve diagnostic accuracy and significantly reduce the need for invasive and costly biopsies. AURA™ works by utilizing proven Raman spectroscopy technology to differentiate between benign and malignant lesions, and provide nearly instantaneous results. It's also non-invasive and requires little training to use, meaning it can be quickly and easily deployed in any dermatological clinic.

THE MARKET & OUR TRACTION

Securing Proven Technology Status With Clinical Data and Pending FDA Market Clearance

Vita Imaging's AURA™ device is coming to market following 20 years of extensive research and development by the British Columbia Cancer Agency Research Center and the University of British Columbia. The company has an exclusive license from both entities, and is backed by a comprehensive patent portfolio, which will facilitate development of future products from platform technology.



Proven Technology

- **Secured exclusive license** from the British Columbia Cancer Agency and the University of British Columbia

- **20 years** of extensive research and development

- **Backed by** a comprehensive patent portfolio

This product is still undergoing FDA review and is not yet approved for use.

To date, the AURA™ has been tested in comprehensive clinical studies – including the largest known study using Raman technology for skin cancer detection – and has successfully passed all product performance and safety tests. Through this process, we believe that AURA™ has strong potential to exceed FDA benchmarks, ideally paving the way for full clearance and commercialization as a Class 3 medical device.

In anticipation of commercial launch in multiple international markets, Vita Imaging aims to partner with key industry opinion leaders, distributors, physicians, clinics, hospitals, and other providers, which may allow us to further establish market leadership and credibility within the global healthcare community.

WHY INVEST

Invest in Life-Saving Technology Developed By Leading Scientists and Physicians

Skin cancer is a worldwide epidemic with significant health, economic, and societal consequences. According to the World Health Organization, at least 132,000 new melanomas are diagnosed each year,

and the incidence of skin cancers has risen in recent decades[5]. In order to begin improving these outcomes, Vita Imaging believes that the time to invest in objective, accurate diagnostic tools is now.


Join Us Today
As we aim to deploy our technology where it's needed most and defy cancer on a worldwide scale

Over the next five years, the company will be focused on optimizing growth and marketing outreach with a goal of deploying our technology where it is needed most and defying cancer on a worldwide scale. Thank you for investing in our mission on StartEngine!

ABOUT

HEADQUARTERS
90 Great Oaks Blvd, Suite 206
San Jose, CA 95119

WEBSITE
View Site

Vita Imaging Inc. is a pre-revenue, pre-market medical device company developing cutting-edge cancer detection and diagnostic technology. The company has already submitted an application seeking FDA clearance for their lead product, AURA™, a skin cancer (Melanoma & Non-Melanoma) detection device. The FDA review is in progress, with target completion by early 2025. To expand its market reach, Vita Imaging will seek Regulatory approval in additional markets including: Canada, the European Union (EU), and Australia.

TERMS

Vita Imaging

Overview

PRICE PER SHARE
$5.70

VALUATION
$41.25M

DEADLINE

FUNDING GOAL

Nov. 12, 2024 at 7:59 AM UTC   **$15k - $3.81M**

Breakdown

MIN INVESTMENT ⓘ	OFFERING TYPE
$570	**Equity**

MAX INVESTMENT ⓘ	SHARES OFFERED
$3,811,048.50	**Common Stock**

MIN NUMBER OF SHARES OFFERED
2,632

MAX NUMBER OF SHARES OFFERED
668,605

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing	→
Offering Circular	→
Offering Memorandum	→
Financials	^

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$534,788	$330,089
Cash & Cash Equivalents	$121,086	$46,568
Accounts Receivable	$0	$0
Short-Term Debt	$1,709,273	$294,502

Long-Term Debt	$0	$662,297
Revenue & Sales	$0	$0
Costs of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$1,624,936	-$837,822

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

<u>Investment Incentives and Bonuses*</u>

Loyalty Bonus: As you are a previous investor, friend, or family member of Vita Imaging Inc., you are eligible for an additional 50% bonus shares.

Time-Based Perks:

Early Bronze: Invest $2,000+ within the first 2 weeks | 15% bonus shares

Early Silver: Invest $5,000+ within the first 2 weeks | 20% bonus shares

Early Gold: Invest $10,000+ within the first 2 weeks | 25% bonus shares

Mid-Campaign Perks (Flash Perks):

Flash Perk 1: Invest $2,000+ between day 35 - 40 and receive 10% bonus shares

Flash Perk 2: Invest $2,000+ between day 60 - 65 and receive 10% bonus shares

Amount-Based Perks:

Bronze: Invest $5,000+ and receive 5% bonus shares

Silver: Invest $10,000+ and receive 10% bonus shares

Gold: Invest $25,000+ and receive 15% bonus shares

Platinum: Invest $50,000+ and receive 20% bonus shares

Diamond: Invest $100,000+ and receive 25% bonus shares

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Vita Imaging Inc. will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.70 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $570.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the Company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed. Eligible investors will also receive the Venture Club Bonus 10%, and the Loyalty Bonus 50% in addition to the aforementioned bonus.

NEW UPDATES

10.28.24

Why is Skin Cancer the Most Common Cancer?



1 out of 3 new cancers diagnosed worldwide will be skin cancer.

Source: SpotSkinCancer.org



Skin cancer accounts for about 1 out of 3 newly diagnosed cancers worldwide due to a combination of factors:

Why Skin Cancer Is So Prevalent:

1. **UV Radiation:** The primary cause of skin cancer is overexposure to ultraviolet (UV) rays from the sun or artificial sources (like tanning beds). This damages the DNA in skin cells, leading to mutations that cause cancer.
2. **Ozone Depletion:** The thinning of the ozone layer increases the amount of harmful UV radiation reaching the earth, making skin cancer more common.
3. **Outdoor Lifestyles:** More time spent outdoors without adequate sun protection contributes to the high incidence of skin cancer.
4. **Aging Population:** Skin cancer risk increases with age, and as the global population ages, more cases of skin cancer are being diagnosed.
5. **Fair Skin:** People with fair skin are more prone to UV damage and skin cancer, especially in regions with high sunlight exposure.
6. **Increased Screening:** Better skin cancer awareness and more advanced detection methods mean more cases are being diagnosed earlier. Vita Imaging's AURA promises to enhance early detection even further once it becomes available to patients.

Other Most Common Cancers Worldwide:

- **Lung Cancer:** A leading cause of cancer deaths, linked to smoking, air pollution, and asbestos exposure.
- **Breast Cancer:** The most common cancer in women, linked to genetic factors, hormone exposure, and lifestyle.

- **Colorectal Cancer:** Common due to factors like diet, family history, and inflammation in the digestive tract.Prostate Cancer: Primarily affects men over 50 and is linked to genetics, age, and diet.
- **Liver Cancer:** Often associated with chronic liver disease, viral infections (Hepatitis B and C), and alcohol abuse.

Strategies to Prevent Skin Cancer:

1. **Use Sunscreen:** Broad-spectrum sunscreen with SPF 30 or higher helps block harmful UV rays. Reapply every two hours, especially after swimming or sweating.
2. **Wear Protective Clothing:** Long-sleeved shirts, wide-brimmed hats, and UV-blocking sunglasses can reduce direct exposure.
3. **Seek Shade:** Avoid sun exposure between 10 AM and 4 PM, when UV rays are strongest.
4. **Avoid Tanning Beds:** Artificial tanning devices emit UV radiation that increases skin cancer risk, particularly melanoma.
5. **Regular Skin Checks:** Monitor moles and skin changes. Early detection of abnormalities is crucial for successful treatment.
6. **Education and Awareness:** Increased awareness through public health campaigns and education can lower risks, especially for those with fair skin or a family history of skin cancer.

Staying proactive about skin health and maintaining good sun safety habits can significantly reduce your risk of skin cancer.

https://www.skincancer.org/skin-cancer-information/skin-cancer-facts/

https://www.who.int/news-room/questions-and-answers/item/radiation-ultraviolet-(uv)-radiation-and-skin-cancer

Urban, Katelyn et al. "The global burden of skin cancer: A longitudinal analysis from the Global Burden of Disease Study, 1990-2017." JAAD international vol. 2 98-108. 4 Jan. 2021, doi:10.1016/j.jdin.2020.10.013 [https://www.ncbi.nlm.nih.gov/pmc/articles/PMC8362234/]

ALL UPDATES

10.22.24

Dr Luu Audio Testimonial



M.D. Mychael Luu, MD, is a board-certified dermatologist at Silicon Valley Dermatology in San Jose, California. He provides a wide range of general and surgical dermatology services, including expert treatment for acne and eczema, Mohs surgery, and more. Dr. Luu completed his undergraduate studies at McGill University in Montreal, Canada, graduating with a degree in biology and computer science. He then earned his medical degree at Louisiana State University School of Medicine in New Orleans, where he ranked in the top third of his class. Dr. Luu continued his medical training with an internal medicine residency at the University of South Florida and a dermatology residency at Wright State University in Dayton, Ohio.

DISCLAIMERS:

This testimonial may not be representative of the experience of other customers and is no guarantee of future performance or success.

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

09.27.24

We're in a race against time!



We're in a race against time. Every minute counts when it comes to beating cancer. The world needs a game-changer, a breakthrough that can spot cancer early, clearly, and without causing extra pain or worry. That's where innovation comes in. We need smarter, faster, and kinder ways to find cancer early when it's most treatable. Increasing early detection rates by just 10% could significantly impact millions of patients. This isn't just hope; it's a necessity.

Vita Imaging uses Raman Spectroscopy to create a 'molecular fingerprint' to identify cancer. It's smart technology that can look deep into the body and see things we've never seen before, making it easier to find cancer early. It's scanners more accurate than traditional screening and they're super-fast, giving doctors the information they need in under 1.5 seconds.

Now's the time to jump in and make a difference! We're inviting you to join Vita Imaging on this incredible journey. With Vita Imaging, you're not just investing money; you're investing in a future where cancer can be caught early and treated effectively. Don't sit back and watch this opportunity pass by. Join us in our mission to improve cancer detection and potentially save lives.

*This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

** This product is still undergoing FDA review and is not yet approved for use.

09.23.24

What You Should Know About Melanoma



What You Should Know About Melanoma: Q&A With Cedars-Sinai Chief of Dermatology Nima Gharavi, MD, PhD

https://www.cedars-sinai.org/newsroom/summer-safety-what-you-should-know-about-melanoma/

09.20.24

Meet AURA



Each year more Americans are diagnosed with skin cancer than all other cancers combined, and early detection is the key to high survival rates. AURA offers a non-invasive way to detect and diagnose skin cancer with results in less than 1.5 seconds.

* This product is still undergoing FDA review and is not yet approved for use.

09.19.24

Milestone Reached!


We've raised
$250,000!
Our crowd-funding campaign has hit a huge milestone. Thank you! If you're interested in supporting us in our quest to defy cancer, there's still time.

Vita Imaging's StartEngine Campaign Surpasses $250,000 in Investments!

We are thrilled to announce that our most recent campaign on StartEngine has officially surpassed $250,000 in investments, bringing us to a total of **over $1.4 million** raised through crowdfunding! This milestone is a testament to the incredible support from our community and investors who believe in our mission to revolutionize skin cancer detection.

A Heartfelt Thank You

We want to extend our deepest gratitude to every investor who has placed their trust in us. Your belief in our AURA technology, which can detect skin cancer in just 1.5 seconds, is helping us bring life-saving innovation to more people around the world.

What This Means for Vita Imaging

Reaching this milestone means we're one step closer to achieving our goals. The funds raised will continue to fuel our growth and bring us closer to making skin cancer screening more accessible, faster, and more effective for everyone.

Mid-Campaign Perks: Bonuses Available!

If you haven't invested yet, there's still time to join us! Invest $2,000 or more between days 35-40 of our campaign and you'll receive **10% bonus shares**—an exclusive offer to reward our new investors.

*This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

** This product is still undergoing FDA review and is not yet approved for use.

09.18.24

Flash Promotion!



Invest $2,000+ this week and unlock 10% bonus shares! Don't miss your chance to boost your investment with extra shares— limited time offer!

*This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

09.13.24

Vita Imaging Webinar





Meet Aura™

Understand the breakthrough technology being heralded as the future of dermatological diagnostics

- Non-invasive Raman Spectroscopy
- Results in less than 1.5 seconds
- 95% sensitivity in correctly identifying patients with skin cancer

WWW.VITA-IMAGING.COM

This product is still undergoing FDA review and is not yet approved for use.

Topic: Vita Imaging Webinar

Time: Sep 24, 2024 02:00 PM Pacific Time (US and Canada)

Register Now: https://us02web.zoom.us/meeting/register/tZMuf-CtrTwrEtHgXSpdGUaQWPh9m3NqbLg8

Vita Imaging invites you to an engaging and informative Q&A Webinar. This is a unique chance to get up close and personal with the pioneering minds behind the AURA™ device – a technology set to redefine the standards of skin cancer detection.

Why Attend?

Direct Access: Pose your questions to our leadership team and gain direct answers.

In-Depth Understanding: Learn about the science, strategy, and potential of our non-invasive, real-time diagnostic tool.

Investment Insight: Explore the opportunity to invest in a technology with the potential to impact millions of lives.

What to Expect:

A Glimpse into Vita's Vision: A concise overview of our mission and the groundbreaking work we're doing.

The AURA™ Advantage: A spotlight on our flagship device's capabilities and our journey towards FDA market clearance.

Your Questions, Our Answers: The highlight of the webinar – an extensive Q&A session dedicated to addressing your queries.

Event Details:

Date: Tuesday, September 24th, 2024

Time: 12:00 noon PST

Reserve Your Spot: https://us02web.zoom.us/meeting/register/tZMuf-CtrTwrEtHgXSpdGUaQWPh9m3NqbLg8

Don't miss this opportunity for clarity and engagement. Register now and secure your place in this pivotal conversation.

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

09.10.24

Myth Busted!



The belief that being inside a car or indoors shields you from UV exposure is a common misconception. The sun's harmful rays come in two varieties, UVA and UVB, and while UVB is generally blocked by window glass, UVA can still penetrate. Car windshields block UVA, but side, passenger, and sunroof windows are often not similarly treated. It's not just cars; buses, planes, trains, and even being indoors near a window can expose you to these rays. But here's the good news: if you're sun-sensitive or simply seeking extra protection, there's no need to resort to heavily tinted windows. Special UV-blocking films can be applied to your vehicle's windows, ensuring a safer ride. So remember, sun safety isn't just for the great outdoors! 😊🚗

09.05.24

Detect skin cancer in less than 1.5 Seconds



Detect skin cancer
in less than 1.5 Seconds
DOWNLOAD BROCHURE

* Photographed is a model for illustrative purposes only. "Robert" is a fictitious name.

Above is a picture of Robert, a high-risk skin cancer patient, being examined. As you can see, it can be challenging to decide which lesion to biopsy first when so many appear similar. Older individuals in sunny places can have hundreds of lesions and the medical system is only set up to do one biopsy per high-risk patient every 6-12 months. We believe the quality of care can be improved with the adoption of a tool that assists doctors in making the best possible selection, so biopsies performed are not a waste of time and money. Hopefully, Robert's results will come back negative; however, he may take comfort in knowing that with an AURA scan, he wouldn't be biopsied without objective diagnostic evidence supporting that decision.

AURA has the potential to impact the clinical community with improved patient outcomes and reduced wait times. Invest in Vita Imaging today!

DOWNLOAD BROCHURE

DISCLAIMERS:

*This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

09.04.24

DR. LUI TESTIMONIAL


"Within seconds Aura provides important data that helps doctors make informed decisions about diagnosis and treatment."
Dr. Harvey Lui, MD, FRCPC

Dr. Harvey Lui Quote Card "Within seconds Aura provides important data that helps doctors make informed decisions about diagnosis and treatment."

Dr. Harvey Lui is a prominent dermatologist and clinical researcher, known for his significant contributions to the field of dermatology, particularly in skin cancer detection and treatment. He is based in Vancouver, British Columbia, Canada, and has been a professor of medicine at the University of British Columbia (UBC) and the British Columbia Cancer Agency (BCCA).

His research interests include the use of light-based technologies for diagnosing and treating skin disorders, including skin cancer. He has been involved in the development of advanced imaging techniques and devices, such as the AURA device for skin cancer detection.

Dr. Lui's work has been influential in improving the early detection and treatment of skin cancer, and he is highly respected in both academic and clinical dermatology circles.

https://alumni.med.ubc.ca/alumni-profile/harvey-lui-md86/

DISCLAIMER: This testimonial may not be representative of the experience of others and is no guarantee of future performance or success.

Show More Updates

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Vita Imaging.

10% **Stack Venture Club & Rewards!**
Members get an extra 10% shares in addition to rewards below!

Venture Club

Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$5,000

Bronze

Invest $5,000+ and receive 5% bonus shares

Select

$10,000

Silver

Invest $10,000+ and receive 10% bonus shares

Select

$25,000

Gold

Invest $25,000+ and receive 15% bonus shares

Select

$50,000

Platinum

Invest $50,000+ and receive 20% bonus shares

Select

$100,000

Diamond

Invest $100,000+ and receive 25% bonus shares

Select

JOIN THE DISCUSSION



What's on your mind?

0/2500

Post



W Kim Colich
3 months ago

Hi, Why have you set your minimum investment amount so HIGH?! Did anyone at SE happen to mention to you the the limitations placed on Non-accredited investors (read 'small investors') by the SEC? If I make less than $107K/year, I cannot by law invest more than 5% of my income each year in Reg-CF startups - regardless of how much I need (or don't need) to "live on". Thus if I make $50K/year, by law I can't invest more than $2,500 in Reg-CF startups. To set your minimum this high seems to disregard this constraint. For anyone to put 23% of their total available funds for investing into just one (1) startup is rather significant. Many small investors simply will NOT put all those eggs into just one basket, as it were. I'm convinced that rather than invest in only 5 startups in one year, most small investors would rather invest in 10-12 startups across multiple sectors to hopefully produce a more diversified portfolio. I'm saying, if you lower the minimum investment amount, you can attract many more 'small investors', investors who otherwise would not be able/willing to participate in your raise because of the high hurdle that you've set. Please consider lowering the minimum. Thanks for listening. Blessings

Show less

 2    0

 **Thinh Tran**
2 months ago

Hi Kim,

I think we may have a misunderstanding. I would like to
clarify that our minimum investment amount is $570.
Show less

 0

View 1 more reply

Show More Comments

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.



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How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000, are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, he/she is limited to investing 10% of the greater of the two amounts.

When will I receive my shares?

At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market, or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancelation period. Once the four-hour window has passed, it is up to each company to set their own cancelation policy. You may find the company's cancelation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to get sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Every hour, one person in the United States dies of melanoma. Yet when it comes to skin cancer detection, dermatologists mostly use antiquated practices that rely on magnifying glasses and the naked eye.

Source: https://www.cdc.gov/cancer/uscs/about/data-briefs/no9-melanoma-incidence-mortality-UnitedStates-2012-2016.htm

Visual inspection practices for detecting skin cancer are subjective and error-prone. This highlights the need for objective and reliable diagnostic tools.

AURA is an innovative skin cancer diagnostic tool that uses proven technology to identify changes associated with the biochemistry of skin cancer lesions.

Text on Screen: "*Computer-rendered image of Aura. Aura is pre-Market and pre-FDA approval."

Within seconds, AURA provides important data that can help doctors make more informed decisions about diagnosis and treatment, potentially improving patient outcomes and reducing the need for unnecessary biopsies.

Text on Screen: "$1.6 Billion is spent on biopsies on suspicious lesions annually."

While further research continues, we believe that AURA can now be a valuable support tool for dermatologists in detecting both Melanoma and non-melanoma skin cancers, offering rapid, real-time results without requiring skin preparation.

Text on screen: "99% survival rate for early detection Vs. and 16% survival for stage 5"

Source: https://www.skincancer.org/skin-cancer-information/skin-cancer-facts/#:~:text=1%20in%205%20Americans%20will,for%20melanoma%20is%2099%20percent

https://training.seer.cancer.gov/melanoma/intro/survival.html

AURA was developed over many years by leading scientists and physicians at the renowned British Columbia Cancer Agency Research Centre and The University of British Columbia. Over $20 million dollars has been invested in R&D for AURA and we are already working with the FDA for regulatory clearance.

Under the leadership of Thinh Tran, a seasoned CEO who has experience turning a modest startup into a billion-dollar publicly traded NASDAQ company, Vita Imaging has completed costly, comprehensive clinical studies and is in the final step of obtaining FDA market clearance for AURA.

In the next five years, the global skin cancer diagnostics market is projected to reach nearly 5 and a half billion dollars. AURA is a proven, award-winning product that is ready to stand at the forefront of this market.

Text on Screen: "Awarded by Popular Science "Best of What's New Award"

Source for market size: https://www.prnewswire.com/news-releases/skin-cancer-diagnostics-market-size-worth-5-48bn-globally-by-2028-at-7-2-cagr---exclusive-report-by-the-insight-partners-301500758.html

With FDA market clearance, we plan to target growth and market penetration across the US. We plan to fund the last leg of our FDA approval and continue the development of our next-generation models.

Text on Screen: "*Computer-rendered image of Aura. Aura is pre-Market and pre-FDA approval."

While we are starting with skin cancer, our robust portfolio of patents and platform technology can easily be applied to internal organ cancer detection, such as lungs, stomach, and colon.

Skin cancer is America's most common cancer, and Melanoma cases have DOUBLED in 30 years. The Surgeon General called this a life-threatening crisis demanding urgent action.

Source: https://www.cdc.gov/vitalsigns/melanoma-test/

The Vita Imaging AURA is a powerful tool for doctors and patients to fight the skin cancer epidemic. Partnering with us has the potential to save lives!

Text on screen: "If we take action now, we can prevent hundreds of thousands of new cases of skin cancers, including melanoma, and save billions of dollars in medical costs.
Dr. Lisa Richardson, Director of the Division of Cancer Prevention and Control

Source: cdc.gov"

Invest in Vita Imaging. Together we can defy cancer.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

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- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

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- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

VITA IMAGING INC.

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:19 PM 01/30/2020
FILED 02:19 PM 01/30/2020
SR 20200681132 - File Number 7323446

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Vita Imaging Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**DGCL**"), does hereby certify:

ONE: That the name of this corporation is Vita Imaging Inc., and the date of filing of the original Certificate of Incorporation of this corporation with the Secretary of State of the State of Delaware was March 14, 2019 under its current name.

TWO: That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, and the resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

I.

The name of this corporation is Vita Imaging Inc. (the "**Company**").

II.

The address of the registered office of the Company in the State of Delaware is 800 N. State Street, Suite 402, Dover, Delaware 19901 in the County of Kent. The name of the registered agent of the Company at such address is First Corporate Solutions, Inc.

III.

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

IV.

A. The Company is authorized to issue two classes of stock to be designated, respectively, "**Common Stock**" and "**Preferred Stock**." The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. The total number of shares that the Company is authorized to issue is 12,500,000 shares, consisting of (i) 10,000,000 shares of Common Stock and (ii) 2,500,000 shares of Preferred Stock, all of which are hereby designated "**Series A Preferred Stock**" (the "**Series A**"). The

Preferred Stock shall have a par value of $0.0001 per share and the Common Stock shall have a par value of $0.0001 per share.

B.   The rights, preferences, privileges, restrictions and other matters relating to the Preferred Stock are as follows:

1.   **DIVIDEND RIGHTS.**

(a)   The "**Original Issue Price**" of the Series A shall be $2.00 per share (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date (the "**Filing Date**") of this Amended and Restated Certificate of Incorporation (as the same may be amended from time to time, the "**Certificate of Incorporation**")).

(b)   In the event dividends are paid or distributions made on any share of Common Stock, the Company shall pay an additional dividend or make a distribution on all outstanding shares of Series A in a per share amount equal (on an as-if-converted to Common Stock basis) to the amount paid or set aside for each share of Common Stock.

(c)   A distribution to the Company's stockholders may be made without regard to the preferential dividends arrears amount, if any, or any preferential rights amount (each as determined under applicable law).

(d)   Whenever a dividend provided for in this Section B.1 shall be payable in property other than cash, the value of such dividend shall be the fair market value of such distribution as determined in good faith by the Board of Directors of the Company (the "**Board**").

2.   **VOTING RIGHTS.**

(a)   **General Rights.** Each holder of shares of Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Preferred Stock could be converted (pursuant to Section B.4 hereof) immediately after the close of business on the record date fixed for such meeting or the effective date of such written consent and shall have voting rights and powers equal to the voting rights and powers of the Common Stock and shall be entitled to notice of any stockholders' meeting in accordance with the bylaws of the Company. Except as otherwise provided herein or as required by law, the Preferred Stock shall vote together with the Common Stock at any annual or special meeting of the stockholders and not as a separate class, and may act by written consent in the same manner as the Common Stock.

(b)   **Separate Vote of Preferred Stock.** For so long as at least 75% of the initially-issued shares of Preferred Stock (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the Filing Date) remain outstanding, in addition to any other vote or consent required herein or by law, the vote or written consent of the holders of a majority of the outstanding shares of Preferred Stock, voting together as a single class, shall be necessary for effecting or validating the following actions (whether taken directly or indirectly, by merger, recapitalization or otherwise):

(i)   Any amendment, alteration or repeal of any provision of the Bylaws or the Certificate of Incorporation that alters or changes the voting or other powers, preferences or other rights, privileges or restrictions of the Preferred Stock so as to affect the Preferred Stock adversely;

(ii) Any authorization or any designation, whether by reclassification, alteration, amendment or otherwise, of any new or existing class or series of stock or any other securities convertible into equity securities of the Company ranking senior to the Series A;

(iii) Any increase in the authorized number of shares of Series A; or

(iv) Any redemption, purchase, repurchase, payment or declaration of dividends or other distributions with respect to Common Stock or Preferred Stock other than (i) acquisitions of Common Stock by the Company pursuant to agreements that permit the Company, upon termination of services to the Company, to repurchase such shares at no more than the lower of original cost and fair market value or (ii) acquisitions of Common Stock in exercise of any right of first refusal of the Company to repurchase such shares.

(c) **Election of Board of Directors.**

(i) The holders of Common Stock and Preferred Stock, voting together as a single class on an as-if-converted basis, shall be entitled to elect all members of the Board at each meeting or pursuant to each consent of the Company's stockholders for the election of directors, and to remove from office such directors and to fill any vacancy caused by the resignation, death or removal of such directors.

(ii) Pursuant to the provisions of Section 223(a)(1) and Section 223(a)(2) of the DGCL, any vacancy and newly created directorships resulting from any increase in the authorized number of directors or by amendment of this Certificate of Incorporation, and vacancies created by removal, death or resignation of a director, shall be filled only by vote or written consent in lieu of a meeting of the holders of the class or series entitled to elect directors or by the remaining director or directors, if any, elected by the holders of such class or series pursuant to this Section B.2.

(iii) In accordance with Section 141(k) of the DGCL, any director may be removed during his or her term of office without cause, by, and only by, the affirmative vote of the holders of the shares of the class or series of stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders, and any vacancy thereby created may be filled by the holders of that class or series of stock represented at the meeting or pursuant to written consent.

(iv) At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director.

3. **LIQUIDATION RIGHTS.**

(a) Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary (a "**Liquidation Event**"), or any Acquisition or Asset Transfer (as each such term is defined below), before any distribution or payment shall be made to the holders of any Common Stock, subject to the right of any series of Preferred Stock that may from time to time come into existence, the holders of Series A shall be entitled to be paid out of the assets of the Company legally available for distribution for each share of Series A held by them, an amount per share of Series A equal to the Original Issue Price for the Series A plus all declared and unpaid dividends on the Series A. If, upon any such Liquidation Event, Acquisition or Asset Transfer, the assets of the Company shall be insufficient to make payment in full to all holders of Series A of the liquidation preference set forth in this

Section B.3(a), then such assets (or consideration) shall be distributed among the holders of Series A at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

(b)   After the payment of the full liquidation preference of the Series A as set forth in Section B.3(a) above, the remaining assets of the Company legally available for distribution, if any, shall be distributed ratably to the holders of the Common Stock.

(c)   For the purposes of this Section B.3: (i) "**Acquisition**" shall mean any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the shares of capital stock of the Company immediately prior to such consolidation, merger or reorganization, continue to represent a majority of the voting power of the surviving entity (or, if the surviving entity is a wholly-owned subsidiary, its parent) immediately after such consolidation, merger or reorganization and other than a transaction the principal purpose of which is to change the jurisdiction of incorporation of the Company (provided that, for the purpose of this Section B.3(c), all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such consolidation or merger or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of capital stock are converted or exchanged); provided, that an Acquisition shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; and (ii) "**Asset Transfer**" shall mean a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company.

(d)   In any Acquisition or Asset Transfer, if the consideration to be received is securities of a corporation or other property other than cash, its value will be deemed its fair market value as determined in good faith by the Board on the date such determination is made.

4.   **CONVERSION RIGHTS.**

The holders of the Preferred Stock shall have the following rights with respect to the conversion of the Preferred Stock into shares of Common Stock (the "**Conversion Rights**"):

(a)   **Optional Conversion.** Subject to and in compliance with the provisions of this Section B.4, any shares of Series A may, at the option of the holder, be converted at any time into fully-paid and nonassessable shares of Common Stock. The number of shares of Common Stock to which a holder of Series A shall be entitled upon conversion shall be the product obtained by multiplying the Series A Conversion Rate (as defined below) then in effect for such series (determined as provided in Section B.4(b)) by the number of shares of Series A being converted.

(b)   **Series A Conversion Rate.** The conversion rate in effect at any time for the conversion of the Series A (the "**Series A Conversion Rate**") shall be the quotient obtained by dividing the Original Issue Price of the Series A by the Series A Conversion Price (as defined below), calculated as provided in Section B.4(c).

(c)   **Series A Conversion Price.** The conversion price applicable to the Series A shall initially be the Original Issue Price of the Series A (the "**Series A Conversion Price**").

Such initial Series A Conversion Price shall be adjusted from time to time in accordance with this Section B.4. All references to the Series A Conversion Price herein shall mean the Series A Conversion Price as so adjusted.

(d)   **Mechanics of Optional Conversion.** Each holder of Series A who desires to convert the same into shares of Common Stock pursuant to this Section B.4 shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Company or any transfer agent for the Series A, and shall give written notice to the Company at such office that such holder elects to convert the same. Such notice shall state the number of shares of Series A being converted. Thereupon, the Company shall promptly issue and deliver at such office to such holder a certificate or certificates for the number of shares of Common Stock to which such holder is entitled and shall promptly pay (i) in cash or, to the extent sufficient funds are not then legally available therefor, in Common Stock (at the Common Stock's fair market value as determined by the Board as of the date of such conversion), any declared and unpaid dividends on the shares of Series A being converted and (ii) in cash (at the Common Stock's fair market value as determined by the Board as of the date of conversion) the value of any fractional share of Common Stock otherwise issuable to any holder of Series A. Such conversion shall be deemed to have been made at the close of business on the date of such surrender of the certificates representing the shares of Series A to be converted, and the person entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder of such shares of Common Stock on such date.

(e)   **Adjustment for Stock Splits and Combinations.** If at any time or from time to time on or after the date on which the first share of Series A is issued (the "**Original Issue Date**"), the Company effects a subdivision of the outstanding Common Stock, the Series A Conversion Price in effect immediately before that subdivision shall be proportionately decreased. Conversely, if at any time or from time to time after the Original Issue Date. the Company combines the outstanding shares of Common Stock into a smaller number of shares, the Series A Conversion Price in effect immediately before the combination shall be proportionately increased. Any adjustment under this Section B.4(e) shall become effective at the close of business on the date the subdivision or combination becomes effective.

(f)   **Adjustment for Common Stock Dividends and Distributions.** If at any time or from time to time on or after the Original Issue Date the Company pays to holders of Common Stock a dividend or other distribution in additional shares of Common Stock, the Series A Conversion Price then in effect shall be decreased as of the time of such issuance, as provided below:

(i)   The Series A Conversion Price shall be adjusted by multiplying the Series A Conversion Price then in effect by a fraction,

(A)   the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance; and

(B)   the denominator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance plus the number of shares of Common Stock issuable in payment of such dividend or distribution;

(ii)   If the Company fixes a record date to determine which holders of Common Stock are entitled to receive such dividend or other distribution, the Series A Conversion Price shall be fixed as of the close of business on such record date and the number of shares of Common Stock shall be calculated immediately prior to the close of business on such record date; and

(iii)   If such record date is fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Series A Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Series A Conversion Price shall be adjusted pursuant to this Section B.4(f) to reflect the actual payment of such dividend or distribution.

(g)   **Adjustment for Reclassification, Exchange, Substitution, Reorganization, Merger or Consolidation.** If at any time or from time to time on or after the Original Issue Date the Common Stock issuable upon the conversion of the Series A is changed into the same or a different number of shares of any class or classes of stock, whether by recapitalization, reclassification, merger, consolidation or otherwise (other than an Acquisition as defined in Section B.3 or a subdivision or combination of shares or stock dividend provided for elsewhere in this Section B.4), in any such event each share of Series A shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property that a holder of the number of shares of Common Stock of the Company issuable upon conversion of one share of Series A immediately prior to such recapitalization, reclassification, merger, consolidation or other transaction would have been entitled to receive pursuant to such transaction, all subject to further adjustment as provided herein or with respect to such other securities or property by the terms thereof. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section B.4 with respect to the rights of the holders of Series A after the capital reorganization to the end that the provisions of this Section B.4 (including adjustment of the Series A Conversion Price then in effect and the number of shares issuable upon conversion of the Series A) shall be applicable after that event and be as nearly equivalent as practicable.

(h)   **Certificate of Adjustment.** In each case of an adjustment or readjustment of the Series A Conversion Price for the number of shares of Common Stock or other securities issuable upon conversion of the Series A, if the Series A is then convertible pursuant to this Section B.4, the Company, at its expense, shall compute such adjustment or readjustment in accordance with the provisions hereof and shall, upon request, prepare a certificate showing such adjustment or readjustment, and shall mail such certificate, by first class mail, postage prepaid, to each registered holder of Series A so requesting at the holder's address as shown in the Company's books. The certificate shall set forth such adjustment or readjustment, showing in detail the facts upon which such adjustment or readjustment is based, including a statement of (i) the Series A Conversion Price at the time in effect and (ii) the type and amount, if any, of other property that at the time would be received upon conversion of the Series A. Failure to request or provide such notice shall have no effect on any such adjustment.

(i)   **Notices of Record Date.** Upon (i) any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or (ii) any Acquisition (as defined in Section B.3) or other capital reorganization of the Company, any reclassification or recapitalization of the capital stock of the Company or any Asset Transfer (as defined in Section B.3), or any Liquidation Event (as defined in Section B.3), the Company shall mail to each holder of Series A at least ten days prior to (x) the record date, if any, specified therein; or (y) if no record date is specified, the date upon which such action is to take effect (or, in either case, such shorter period approved by the holders of a majority of the outstanding Preferred Stock) a notice specifying (A) the date on which any such record is to be taken for the purpose of such dividend or distribution and a description of such dividend or distribution, (B) the date on which any such Acquisition, reorganization, reclassification, recapitalization, Acquisition, Asset Transfer or Liquidation Event is expected to become effective, and (C) the date, if any, that is to be fixed as to when the holders of record of Common Stock (or other securities) shall be entitled to exchange their shares of

Common Stock (or other securities) for securities or other property deliverable upon such Acquisition, reorganization, reclassification, recapitalization, Acquisition, Asset Transfer or Liquidation Event.

(j)   **Automatic Conversion.**

(i)   Each share of Series A shall automatically be converted into shares of Common Stock, based on the then-effective Series A Conversion Price: (A) at any time upon the affirmative election of the holders of a majority of the outstanding shares of the Series A, or (B) immediately upon the closing of a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of Common Stock for the account of the Company. Upon such automatic conversion, any declared and unpaid dividends shall be paid in accordance with the provisions of Section B.4(d).

(ii)   Upon the occurrence of either of the events specified in Section B.4(j)(i) above, the outstanding shares of Series A shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Company or its transfer agent; provided, however, that the Company shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such conversion unless either the certificates evidencing such shares of Series A are delivered to the Company or its transfer agent as provided below, or the holder notifies the Company or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such certificates. Upon the occurrence of such automatic conversion of the Series A, the holders of Series A shall either (A) surrender the certificates representing such shares at the office of the Company or any transfer agent for the Series A or (B) notify the Company that such certificates have been lost, stolen or destroyed, and executed an indemnity agreement satisfactory to the Company as described above. Thereupon, there shall be issued and delivered to such holder promptly at such office and in its name as shown on such surrendered certificate or certificates or as stated in such written notice and indemnity agreement, a certificate or certificates for the number of shares of Common Stock into which the shares of Series A surrendered were convertible on the date on which such automatic conversion occurred, and any declared and unpaid dividends shall be paid in accordance with the provisions of Section B.4(d).

(k)   **Adjustments to Series A Conversion Price for Certain Other Diluting Issuances.**

(i)   Special Definitions. For purposes of this Section B.4(k), the following definitions shall apply:

(A)   "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(B)   "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(C)   "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Section B.4(k)(iii) below, deemed to be issued) by the Company after the Original Issue Date, other than (I) the following shares of Common Stock and (II) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (I) and (II), collectively, "**Exempted Securities**"):

(1) Shares of Series A or Common Stock issued or issuable upon conversion thereof;

(2) Shares of Common Stock or Preferred Stock (and/or Options therefor or other Convertible Securities) issued or issuable primarily for other than equity financing purposes and approved by the Board;

(3) Shares of Common Stock issued or issuable by the Company to the public pursuant to a registration statement filed under the Securities Act of 1933, as amended;

(4) Shares of Common Stock, Options or Convertible Securities issued or issuable as a dividend or distribution on Series A;

(5) Shares of Common Stock, Options or Convertible Securities issued or issuable by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Section B.4(e), Section B.4(f) or Section B.4(g);

(6) Shares of Common Stock or Options issued or issuable to employees or directors of, or consultants or advisors to, the Company or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board;

(7) Shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(8) Shares of Common Stock, Options or Convertible Securities issued or issuable to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing, real property leasing transaction or a similar transaction, in each case approved by the Board;

(9) Shares of Common Stock, Options or Convertible Securities issued or issuable to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board;

(10) Shares of Common Stock, Options or Convertible Securities issued or issuable pursuant to the acquisition of another corporation by the Company by merger, purchase of substantially all of the assets or other reorganization or pursuant to a joint venture agreement; provided, that such issuances are approved by the Board; or

(11) Shares of Common Stock, Options or Convertible Securities issued or issuable in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board.

(ii) <u>No Adjustment of Series A Conversion Price.</u> Notwithstanding any other provision in this Certificate of Incorporation, including, without limitation, Section B.4(k)(iii), no adjustment of the Series A Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Company receives written notice from the holders of at least a majority of the then-outstanding shares of Series A agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

(iii)   Deemed Issue of Additional Shares of Common Stock.

(A)   If the Company at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(B)   If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Series A Conversion Price pursuant to the terms of Section B.4(k)(iv), are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (i) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (ii) any increase or decrease in the consideration payable to the Company upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Series A Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Series A Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this Section B.4(k)(iii)(B) shall have the effect of increasing the Series A Conversion Price to an amount which exceeds the lower of (y) the Series A Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security and (z) the Series A Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(C)   If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Series A Conversion Price pursuant to the terms of Section B.4(k)(iv) (either because the consideration per share (determined pursuant to Section B.4(k)(v)) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Series A Conversion Price then in effect, or because such Option or Convertible Security was issued before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (i) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (ii) any decrease in the consideration payable to the Company upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Section B.4(k)(iii)(A)) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(D) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Series A Conversion Price pursuant to the terms of Section B.4(k)(iv), the Series A Conversion Price shall be readjusted to such Series A Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(E) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Company upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Series A Conversion Price provided for in this Section B.4(k)(iii) shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in Section B.4(k)(iii)(B) and Section B.4(k)(iii)(C)). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Company upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Series A Conversion Price that would result under the terms of this Section B.4(k)(iii) at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Series A Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

(iv) Adjustment of Series A Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Company shall, at any time after the Original Issue Date, issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section B.4(k)(iii)), without consideration or for a consideration per share less than the Series A Conversion Price in effect immediately prior to such issue, then the Series A Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(A) "CP_2" shall mean the Series A Conversion Price in effect immediately after such issue of Additional Shares of Common Stock;

(B) "CP_1" shall mean the Series A Conversion Price in effect immediately prior to such issue of Additional Shares of Common Stock;

(C) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issue or upon conversion or exchange of Convertible Securities (including the

Series A) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(D) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Company in respect of such issue by CP_1); and

(E) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

Notwithstanding the foregoing, the Series A Conversion Price shall not be reduced at such time if the amount of such reduction would be less than $0.01, but any such amount shall be carried forward, and a reduction will be made with respect to such amount at the time of, and together with, any subsequent reduction which, together with such amount and any other amounts so carried forward, equal $0.01 or more in the aggregate.

(v) Determination of Consideration. For purposes of this Section B.4(k), the consideration received by the Company for the issue of any Additional Shares of Common Stock shall be computed as follows:

(A) Cash and Property: Such consideration shall:

(1) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Company, excluding amounts paid or payable for accrued interest;

(2) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board; and

(3) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Company for consideration which covers both, be the proportion of such consideration so received, computed as provided in Section B.4(k)(v)(A)(1) and Section B.4(k)(v)(A)(2) above, as determined in good faith by the Board.

(B) Options and Convertible Securities. The consideration per share received by the Company for Additional Shares of Common Stock deemed to have been issued pursuant to Section B.4(k)(iii), relating to Options and Convertible Securities, shall be determined by dividing:

(1) the total amount, if any, received or receivable by the Company as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Company upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(2) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

(vi)   Multiple Closing Dates. In the event the Company shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Series A Conversion Price pursuant to the terms of Section B.4(k)(iv), and such issuance dates occur within a period of no more than 90 days from the first such issuance to the final such issuance, then, upon the final such issuance, the Series A Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

(l)   **Fractional Shares.** No fractional shares of Common Stock shall be issued upon conversion of Series A. All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one share of Series A by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If, after the aforementioned aggregation, the conversion would result in the issuance of any fractional share, the Company shall, in lieu of issuing any fractional share, pay cash equal to the product of such fraction multiplied by the fair market value of one share of Common Stock (as determined by the Board) on the date of conversion.

(m)   **Reservation of Stock Issuable Upon Conversion.** The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Series A, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series A. If at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then-outstanding shares of Series A, the Company will take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

(n)   **Notices.** Any notice required by the provisions of this Section B.4 shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by electronic transmission in compliance with the provisions of the DGCL if sent during normal business hours of the recipient; if not, then on the next business day, (iii) four business days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one business day after deposit with a nationally recognized overnight courier, specifying next day delivery, with verification of receipt. All notices shall be addressed to each holder of record at the address of such holder appearing on the books of the Company.

(o)   **Payment of Taxes.** The Company will pay all taxes (other than taxes based upon income) and other governmental charges that may be imposed with respect to the issue or delivery of shares of Common Stock upon conversion of shares of Series A, excluding any tax or other charge imposed in connection with any transfer involved in the issue and delivery of shares of Common Stock in a name other than that in which the shares of Series A so converted were registered.

5. NO REISSUANCE OF PREFERRED STOCK.

Any shares of Preferred Stock redeemed, purchased, converted or exchanged by the Company shall be cancelled and retired and shall not be reissued or transferred.

C.   The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares of Common Stock then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Company's Certificate of Incorporation) the affirmative vote of the holders of a majority of the then-outstanding shares of stock of the Company entitled to vote (voting together as a single class on an as-if-converted basis), irrespective of the provisions of Section 242(b)(2) of the DGCL.

V.

No stockholder of the Company shall have a right to purchase shares of capital stock of the Company sold or issued by the Company except to the extent that such a right may from time to time be set forth in a written agreement between the Company and such stockholder.

VI.

In accordance with Section 500 of the California Corporations Code, a distribution can be made without regard to any preferential dividends arrears amount (as defined in Section 500 of the California Corporations Code) or any preferential rights amount (as defined in Section 500 of the California Corporations Code) in connection with (a) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Company or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (b) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Company or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of Common Stock or Preferred Stock in connection with the settlement of disputes with any stockholder, or (iv) any other repurchase or redemption of Common Stock or Preferred Stock approved by the holders of Preferred Stock of the Company.

VII.

A.   The liability of the directors of the Company for monetary damages shall be eliminated to the fullest extent under applicable law.

B.   To the fullest extent permitted by applicable law, the Company is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Company (and any other persons to which applicable law permits the Company to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by such applicable law. If applicable law is amended after approval by the stockholders of this Article VII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director to the Company shall be eliminated or limited to the fullest extent permitted by applicable law as so amended.

C.   Any repeal or modification of this Article VII shall only be prospective and shall not affect the rights or protections or increase the liability of any director under this Article VII in effect at the time of the alleged occurrence of any action or omission to act giving rise to liability.

VIII.

For the management of the business and for the conduct of the affairs of the Company, and in further definition, limitation and regulation of the powers of the Company, of its directors and of its stockholders or any class thereof, as the case may be, it is further provided that:

     A.   The management of the business and the conduct of the affairs of the Company shall be vested in its Board. The number of directors that shall constitute the whole Board shall be fixed by the Board in the manner provided in the Bylaws, subject to any restrictions which may be set forth in this Certificate of Incorporation.

     B.   The Board is expressly empowered to adopt, amend or repeal the Bylaws of the Company, subject to any restrictions that may be set forth in this Certificate of Incorporation. The stockholders shall also have the power to adopt, amend or repeal the Bylaws of the Company, subject to any restrictions that may be set forth in this Certificate of Incorporation.

     C.   The directors of the Company need not be elected by written ballot unless the Bylaws so provide.

* * * *

     THREE: This Amended and Restated Certificate of Incorporation has been duly approved by the Board.

     FOUR: This Amended and Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of the Company in accordance with Section 228 of the DGCL. This Amended and Restated Certificate of Incorporation has been duly adopted in accordance with the provisions of Section 242 and Section 245 of the DGCL by the stockholders of the Company.

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Vita Imaging Inc. has caused this Amended and Restated Certificate of Incorporation to be signed by its President and Chief Executive Officer as of January 30, 2020.

VITA IMAGING INC.

By: \s\ Thinh Tran

              Thinh Tran
        President and Chief Executive Officer